Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

FIRST EAGLE HOLDINGS, INC.,

FE HOLDCO, LLC,

FE MERGER SUB, INC.

and

NEWSTAR FINANCIAL, INC.

Dated as of October 16, 2017

3.23	Takeover Statutes	37
3.24	Affiliated Transactions	37
3.25	Broker’s Fees	37
3.26	Opinions of Financial Advisors	37
3.27	Insurance	38
3.28	Asset Purchase Agreement	38
3.29	No Other Representations or Warranties	38

Article IV. Representations and Warranties of Parent, Buyer and Merger Sub		39
4.1	Corporate Organization	39
4.2	Authority	39
4.3	Consents and Approvals	40
4.4	Ownership of Shares	40
4.5	Broker’s Fees	40
4.6	Information in Proxy Statement	41
4.7	Certain Arrangements	41
4.8	Availability of Funds	41
4.9	No Other Representations	41

Article V. Covenants		42
5.1	Conduct of Business Prior to the Effective Time	42
5.2	Regulatory Matters	46
5.3	Access to Information	47
5.4	Stockholders Meeting	48
5.5	Go Shop and Non-Solicitation	50
5.6	Employees; Employee Benefit Plans	56
5.7	Indemnification; Directors’ and Officers’ and Other Insurance	58
5.8	Advice of Changes	59
5.9	Section 16 Matters	59
5.10	Publicity	60
5.11	Transaction Litigation	60
5.12	Stock Exchange Delisting; Deregistration	60
5.13	Takeover Statutes	60
5.14	Obligations of Merger Sub	61
5.15	Client Consents	61
5.16	Asset Purchase Agreement	61
5.17	Fund Matters	62

Article VI. Conditions Precedent		62
6.1	Conditions to Each Party’s Obligation to Effect the Merger	62
6.2	Conditions to Obligations of the Buyer Entities	63
6.3	Conditions to Obligations of the Company	64

Article VII. Termination and Amendment		64
7.1	Termination	64
7.2	Effect of Termination	65

Article VIII. General Provisions		67
8.1	Nonsurvival of Representations, Warranties and Agreements	67
8.2	Amendment	67
8.3	Extension; Waiver	68
8.4	Expenses	68
8.5	Notices	68
8.6	Interpretation	69
8.7	Counterparts	69
8.8	Entire Agreement	69
8.9	Governing Law; Jurisdiction	69
8.10	Severability	70
8.11	Assignment	70
8.12	Third Party Beneficiaries	70
8.13	Specific Performance	71
8.14	Definitions	71

Exhibit A	Amended and Restated Certificate of Incorporation of the Surviving Corporation

Exhibit B	Amended and Restated Bylaws of the Surviving Corporation

INDEX OF DEFINED TERMS

2017 Bonus	5.6(c)
2018 Bonus	5.6(d)
Accounting Firm	2.6(c)
Acquisition Proposal	5.5(k)(i)
Advertisement	3.12
Agreement	Preamble
Asset Buyer	Recital
Asset Purchase Agreement	Recital
Asset Purchase Loss	2.6(c)
Assets Under Management	3.11(a)(i)
Base Date	3.11(a)
Base Date Run Rate Revenue	3.11(a)
Book-Entry Shares	2.5(c)
Business Employees	3.14(h)
Buyer	Preamble
Buyer Entities	Article IV
Cancelled Shares	2.1(a)
Capitalization Date	3.2(a)
Certificate	2.5(c)
Certificate of Merger	1.2
Change in Company Recommendation	5.5(f)
CLO Interests	3.17(c)
Closing	1.4
Closing Date	1.4
Code	2.7
Company	Preamble
Company Common Stock	2.1(a)
Company Contract	3.15(a)
Company Disclosure Letter	Article III
Company Equity Award	2.3(b)
Company Funds	3.8(a)
Company Option	2.3(a)
Company Preferred Stock	3.2(a)
Company Recommendation	3.3(b)
Company Restricted Stock	2.3(b)
Company SEC Reports	3.5(a)
Company Securities	3.2(b)
Company Stock Plan	2.3(a)
Company Stockholders Meeting	5.4(a)

Company Warrant	2.4
Confidentiality Agreement	5.3(b)
Contingent Value Right	2.1(b)
Contingent Workers	3.14(h)
Continuing Employees	5.6(a)
Credit Suisse	3.25
CVR Agent	2.6(b)
CVR Committee	2.6(i)
CVR Register	2.6(m)
Delaware Secretary of State	1.2
Derivatives Contract	3.16
DGCL	1.1
Dissenting Shares	2.2(a)
DTC	2.6(m)
Effective Time	1.2
End Date	7.1(c)
Enforceability Exceptions	3.3(c)
Environmental Laws	3.21
ERISA	3.11(e)
ERISA Affiliate	3.14(g)
Exchange Act	3.5(a)
Excluded Party	5.5(k)(ii)
FCPA	3.9(h)
Fund Reports	3.11(l)
Go Shop Termination Fee	7.2(b)
Houlihan Lokey	3.25
HSR Act	3.4(b)
Indemnified Parties	5.7(a)
Intellectual Property	3.19
Interest Expense	7.2(e)
Intervening Event	5.5(h)(i)
Intervening Event Notice	5.5(h)(ii)
Investment Adviser Entity	3.10(c)
JCT Approval Payment	2.6(e)
Merger	Recitals
Merger Consideration	2.1(b)
Merger Sub	Preamble
Net Tax Refund	2.6(d)
No-Shop Period Start Date	5.5(a)

v

Notice Period	5.5(g)(iv)
Parent	Preamble
Parent Disclosure Letter	Article IV
Parent Plans	5.6(a)
Paying Agent	2.5(a)
Performance Composite	3.12
Plans	3.14(a)
Proxy Statement	3.4(b)
Records	3.12
Records Requirements	3.12
Refund Return	2.6(c)
Remaining Refund Payment	2.6(g)
Representatives	5.5(a)
Requisite Company Stockholder Approval	3.3(a)

Run Rate Revenue	3.11(a)(ii)
Securities Act	3.5(a)
Specified Date	5.1(f)
Superior Proposal	5.5(k)(iii)
Superior Proposal Notice	5.5(g)(iii)
Surviving Corporation	1.1
Takeover Statute	3.23
Tax Holdback Account	2.6(d)
Termination Fee	7.2(c)
Trustee Reports	3.11(l)
Upfront Consideration Payment Fund	2.5(a)
Upfront Per Share Consideration	2.1(b)
willful and material breach	7.2(a)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 16, 2017 (as amended, supplemented or otherwise modified from time to time, this “Agreement”), is entered into by and among First Eagle Holdings, Inc., a Delaware corporation (“Parent”), FE Holdco, LLC, a Delaware limited liability company and a wholly-owned, direct Subsidiary of Parent (“Buyer”), FE Merger Sub, Inc., a Delaware corporation and a wholly-owned, direct Subsidiary of Buyer (“Merger Sub”), and NewStar Financial, Inc., a Delaware corporation (the “Company”).

Recitals

WHEREAS, the parties intend to effect a merger of Merger Sub with and into the Company, with the Company being the surviving corporation (the “Merger”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company is entering into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with GSO Diamond Portfolio Holdco LLC, a Delaware limited liability company (the “Asset Buyer”), pursuant to which, among other things, immediately prior to the consummation of the Merger, the Asset Buyer or Subsidiaries of the Asset Buyer will acquire the Purchased Assets and assume the Assumed Liabilities of the Company and its Subsidiaries on the terms and subject to the conditions set forth in the Asset Purchase Agreement; and

WHEREAS, the Board of Directors of the Company has (a) determined that the Merger and the transactions contemplated by the Asset Purchase Agreement are fair to and in the best interests of the Company and its stockholders, (b) adopted resolutions approving this Agreement, the Asset Purchase Agreement and the transactions contemplated hereby and thereby and declaring the advisability of this Agreement, the Asset Purchase Agreement and the transactions contemplated hereby and thereby and (c) resolved to recommend that the stockholders of the Company adopt this Agreement on the terms and subject to the conditions set forth in this Agreement and approve the transactions contemplated by the Asset Purchase Agreement on the terms and subject to the conditions set forth in the Asset Purchase Agreement.

Therefore, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I.

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall merge with and into the Company and the Company shall be the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) in the Merger. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.

1.2 Effective Time. Subject to the provisions of this Agreement, at the Closing, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) a certificate of merger (the “Certificate of Merger”), in such form as required by, and executed by the parties in accordance with, the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in connection with the Merger. The term “Effective Time” shall mean the time when the Merger becomes effective, which shall be upon the filing of the Certificate of Merger or at such other subsequent time on the Closing Date as the parties may agree and as is set forth in the Certificate of Merger; but which in any event shall be after the consummation of the transactions contemplated by the Asset Purchase Agreement.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises (but, for the avoidance of doubt, not any of the Purchased Assets) of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties (but, for the avoidance of doubt, not any of the Assumed Liabilities) of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Closing of the Merger. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place, unless another time, date or place is agreed to in writing by the parties, at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, NY 10017, at 9:00 a.m. Eastern time on the date that is the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions (other than those conditions which by their terms are to be satisfied at the Closing, but subject to the satisfaction of such conditions at the Closing) set forth in Article VI. The date on which the Closing occurs is the “Closing Date”.

1.5 Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company shall be amended so as to read in its entirety as set forth on Exhibit A hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended in accordance with applicable Law.

1.6 Bylaws. At the Effective Time, and without any further action on the part of the Company and Merger Sub, the bylaws of the Company shall be amended so as to read in their entirety as set forth on Exhibit B hereto and, as so amended, shall be the bylaws of the Surviving Corporation, until thereafter amended in accordance with applicable Law.

1.7 Directors and Officers of the Surviving Corporation. At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, until their respective successors are duly elected or appointed (as the case may be) and qualified, or their earlier death, resignation or removal. At the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, until their respective successors are duly appointed, or their earlier death, resignation or removal.

ARTICLE II.

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS

2.1 Conversion of Capital Stock. At the Effective Time, without any action on the part of Parent, Buyer, Merger Sub, the Company or the holder of any of the shares of capital stock of the Company or Merger Sub, the Merger shall be effected in accordance with the following terms:

(a) All shares of common stock, $0.01 par value, of the Company (the “Company Common Stock”) owned by the Company (including treasury shares) or owned by Parent, Buyer or Merger Sub (other than shares in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity for the benefit of customers or clients) shall be cancelled and retired and no consideration shall be delivered in exchange therefor (such shares, the “Cancelled Shares”).

(b) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and Dissenting Shares) shall be converted automatically into and become thereafter the right to receive (i) $11.44 in cash, without interest (the “Upfront Per Share Consideration”) and (ii) one contractual contingent value right (a “Contingent Value Right” and, together with the Upfront Per Share Consideration, the “Merger Consideration”). At the Effective Time, all such shares of Company Common Stock shall be cancelled and extinguished automatically, shall no longer be outstanding and shall cease to exist, and each former holder of such shares will cease to have any rights with respect to such shares, except for the right to receive the Merger Consideration to be paid in consideration therefor in accordance with and subject to this Article II.

(c) Each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time, shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

2.2 Dissenting Shares.

(a) Shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by holders who have not voted in favor of or consented to the Merger and who are entitled to demand, and have properly demanded, their statutory rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be cancelled or converted into the right to receive the Merger Consideration and the holders thereof shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or shall effectively waive, withdraw or lose such holder’s rights under Section 262 of the DGCL, such holder’s Dissenting Shares shall thereupon be deemed to have been each cancelled and converted, at the Effective Time, into the right to receive the Merger Consideration. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence.

(b) The Company shall give Parent (i) prompt notice (and in any event within one (1) Business Day) of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to Section 262 of the DGCL or other applicable Law that are received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to lead all negotiations and proceedings with respect to any such demands for payment under the DGCL. The Company shall not, except with the prior written consent of Parent, and prior to the Effective Time Parent shall not, except with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), make any payment with respect to any demands for appraisal, settle or compromise (or offer to settle or compromise) any such demands, approve any withdrawal of any such demands, or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree to do any of the foregoing.

2.3 Treatment of Options and Other Stock-Based Awards.

(a) At the Effective Time, each option granted by the Company to purchase shares of Company Common Stock (each a “Company Option”) under the 2006 Incentive Plan (as the same may be amended to the date hereof, the “Company Stock Plan”) whether or not vested, which is outstanding and unexercised immediately prior thereto shall, without any action on the part of Parent, Buyer, Merger Sub, the Company or the holder thereof, be cancelled, and in consideration for such cancelled Company Option, the holder thereof shall be entitled to receive (less applicable withholding Taxes) (i) a cash payment (without any interest) equal to the product of (x) the excess, if any, of (A) the Upfront Per Share Consideration over (B) the exercise price per share of Company Common Stock subject to such Company Option multiplied by (y) the total number of shares of Company Common Stock subject to such Company Option, which payment shall be made by the Surviving Corporation no later than the next regularly scheduled payroll date of the Surviving Corporation following the Effective Time and (ii) one Contingent Value Right for each share of Company Common Stock subject to such Company Option. As of the Effective Time, each holder of a Company Option shall cease to have any rights with respect thereto, except for the right to receive the consideration therefor, if any, in accordance with and subject to this Section 2.3(a). Any Company Options with an exercise price equal to or greater than the Merger Consideration shall be cancelled as of immediately prior to the Effective Time in exchange for no consideration.

(b) At the Effective Time, each share of Company Common Stock that is subject to vesting (whether time-based, performance-based, or otherwise) (“Company Restricted Stock” and together with the Company Options the “Company Equity Awards”) shall, without any action on the part of Parent, Buyer, Merger Sub, the Company or the holder thereof, be cancelled and the holder thereof shall be entitled upon proper surrender of the Certificate therefor to receive in consideration for each such cancelled share (less applicable withholding Taxes): (i) a cash payment (without any interest) equal to the Upfront Per Share Consideration, payable by the Surviving Corporation no later than the next regularly scheduled payroll date of the Surviving Corporation following the Effective Time and (ii) one Contingent Value Right. As of the Effective Time, each holder of Company Restricted Stock shall cease to have any rights with respect thereto, except for the right to receive the consideration therefor in accordance with and subject to this Section 2.3(b). In no event shall this Section 2.3(b) and Section 2.1(b) result in a duplication of benefits in respect to any Company Restricted Stock.

(c) At or prior to the Effective Time, the Company, the Board of Directors of the Company or a committee thereof, as applicable, shall adopt any resolutions and take any actions that are necessary (i) to effectuate the provisions of this Section 2.3, and (ii) to ensure that, as of the Effective Time, (A) the Company Stock Plan shall terminate and (B) no holder of a Company Equity Award shall have any rights with respect thereto, including any rights to acquire any capital stock of the Company or the Surviving Corporation, except the right to receive the payment contemplated by this Section 2.3 in cancellation thereof. At the Effective Time, Parent shall deposit, or shall cause to be deposited, funds with the Surviving Corporation to the extent necessary for the Surviving Corporation to make the payments contemplated by Section 2.3(a)(i) and Section 2.3(b)(i).

2.4 Treatment of the Company Warrants. Effective as of the Effective Time, each warrant to purchase shares of Company Common Stock that is then outstanding (each, a “Company Warrant”) shall become exercisable solely for the Merger Consideration in accordance with the terms thereof and continue to have, and be subject to, the same terms and conditions as set forth in the applicable Company Warrant in effect immediately prior to the Effective Time. Prior to the Effective Time, the Company shall timely deliver all notices as described in Section 2.4 of the Company Disclosure Letter to each holder of a Company Warrant, and take any other actions to the extent necessary pursuant to the terms of the Company Warrants to effectuate the provisions of this Section 2.4.

2.5 Paying Agent.

(a) Prior to the Effective Time, Parent shall designate a paying agent that is reasonably acceptable to the Company (the “Paying Agent”). At the Closing, Parent shall deposit, or shall cause to be deposited (including by directing the Company to deposit the proceeds paid to the Company by the Asset Buyer in connection with the closing of the transactions contemplated by the Asset Purchase Agreement), with the Paying Agent, for the benefit of the holders of shares of Company Common Stock, cash in U.S. dollars sufficient to pay the aggregate Upfront Per Share Consideration with respect to all shares of Company Common Stock (other than Company Restricted Stock, Cancelled Shares and Dissenting Shares) (the “Upfront Consideration Payment Fund”).

With respect to any Dissenting Shares, Parent shall be required to deposit, or cause to be deposited, with the Paying Agent funds sufficient to pay the aggregate Upfront Per Share Consideration payable in respect of such Dissenting Shares promptly following the holder thereof failing to perfect or effectively withdrawing or losing its right to dissent under the DGCL.

(b) The cash deposited with the Paying Agent pursuant to this Section 2.5 shall be invested by the Paying Agent as reasonably directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in time or demand deposits, certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months. To the extent that there are losses with respect to such investments, or the Upfront Consideration Payment Fund diminishes for other reasons below the level required to make prompt cash payment of the Upfront Per Share Consideration with respect to shares of Company Common Stock as contemplated hereby, Parent shall promptly replace or restore, or cause to be replaced or restored, the portion of the Upfront Consideration Payment Fund lost through such investments or other events so as to ensure that the Upfront Consideration Payment Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Upfront Consideration Payment Fund, and any amount in excess of the amount sufficient to pay the aggregate Upfront Per Share Consideration with respect to all shares of Company Common Stock (other than Company Restricted Stock, Cancelled Shares and Dissenting Shares) shall be promptly returned to Parent, Buyer or the Surviving Corporation, as requested by Parent. The funds deposited with the Paying Agent pursuant to this Section 2.5 shall not be used for any purpose other than as contemplated by this Section 2.5.

(c) As soon as reasonably practicable after the Effective Time, the Paying Agent shall mail or otherwise provide to each former holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock, if any (each a “Certificate”) and each former holder of record of shares of Company Common Stock held in book-entry form (“Book-Entry Shares”) (other than holders of Company Restricted Stock, Cancelled Shares and Dissenting Shares), transmittal materials, including a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Paying Agent and instructions for use in effecting the surrender of the Certificates or Book-Entry Shares, as applicable, in exchange for the Merger Consideration).

(d) Upon proper surrender of a Certificate or Book-Entry Shares for exchange and cancellation to the Paying Agent in accordance with the terms of such transmittal materials and instructions, the holder of record of such Certificate or Book-Entry Shares (other than Company Restricted Stock, Cancelled Shares and Dissenting Shares) shall be entitled to receive the Merger Consideration in exchange therefor, and the Certificate or Book-Entry Share so surrendered shall immediately be cancelled. Promptly after such surrender, the Paying Agent shall pay to the holder thereof an amount equal to the aggregate Upfront Per Share Consideration for the shares of Company Common Stock previously represented by such Certificate or Book-Entry Shares.

(e) At and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares representing such shares are presented for transfer to the Paying Agent, upon the provision of reasonable documents by the holder of such Certificates or Book-Entry Shares required to evidence and effect such transfer and to evidence that any applicable transfer or similar Taxes have been paid or are not applicable, they shall be cancelled and exchanged for the Merger Consideration as provided in this Article II.

(f) Any portion of the Upfront Consideration Payment Fund (including the proceeds of any investments thereof) that remains unclaimed by the former stockholders of the Company for six (6) months after the Effective Time shall be delivered, at the request of Parent, to Parent, Buyer or the Surviving Corporation, and any payments with respect to any Contingent Value Rights that any former stockholder is entitled to receive, but has not properly surrendered the applicable Certificate or Book-Entry Shares in exchange for such Contingent Value Rights by the time of the final distribution of any Remaining Refund Payment, shall be returned to Buyer or the Surviving Corporation by the CVR Agent at Parent’s request upon the final distribution of any Remaining Refund Payment under Section 2.6(g). Any holders of Certificate or Book-Entry Shares (other than Company Restricted Stock, Cancelled Shares and Dissenting Shares) who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the Upfront Per Share Consideration or such payment with respect to the Contingent Value Rights, as applicable.

(g) Notwithstanding anything to the contrary contained herein, none of Parent, Buyer, the Company, the Surviving Corporation, the Paying Agent, the CVR Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by such holders immediately prior to such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation, free and clear of all claims of interest of any Person previously entitled thereto.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, such Person shall be entitled to receive the aggregate Merger Consideration with respect to all shares of Company Common Stock represented by such lost, stolen or destroyed Certificate.

2.6 Contingent Value Rights.

(a) Each holder of a Contingent Value Right shall have the right to receive the payments set forth in this Section 2.6. The Contingent Value Rights will not represent any equity or ownership interest in the Company, Parent, Buyer or any Affiliate thereof, in any constituent company to the Merger, or in any other Person and will not be represented by any certificates or other instruments. The Contingent Value Rights will not have any voting or dividend rights, and except as set forth in Section 2.6(k), no interest shall accrue on any amounts payable on the Contingent Value Rights to any holder thereof.

(b) Prior to the Effective Time, Parent or Buyer shall designate an agent, which may be the same Person as the Paying Agent, that is reasonably acceptable to the Company, to hold the Net Tax Refunds in accordance with the terms of this Section 2.6 (the “CVR Agent”).

(c) As a result of the closing of the transactions contemplated by the Asset Purchase Agreement, the Company anticipates that it will recognize a loss for U.S. federal and state income tax purposes (the “Asset Purchase Loss”). Following the Closing, at the direction of the CVR Committee, Parent and Buyer shall, and shall cause the Surviving Corporation to, use its reasonable best efforts to obtain U.S. federal and state income tax refunds for the two (2) taxable years ending immediately before the taxable year that ends on and includes the Closing Date and the taxable period that ends on and includes the Closing Date solely as a result of the Asset Purchase Loss (determined on a with and without basis), including filing IRS Forms 4466 and 1139, as appropriate (and analogous state tax forms, as applicable) and any necessary amended returns, responding promptly to questions from taxing authorities and information requests; provided that each of Parent, Buyer, the Surviving Corporation and the CVR Committee shall provide, or shall cause to be provided, any information or assistance to the others as is reasonably necessary for Parent, Buyer, the Surviving Corporation and the CVR Committee to comply with their respective obligations under this Section 2.6. In addition, the CVR Committee shall prepare, or cause to be prepared, any Tax Return on which a claim for a refund is made (a “Refund Return”), including any IRS Form 4466 or 1139, and any such Refund Return shall be submitted to Parent for its approval, which approval shall not be unreasonably withheld, conditioned or delayed, and Parent shall timely file any such Refund Return but in no event later than ten (10) Business Days after any such Refund Return has been so approved. Prior to any such filing, the CVR Committee, Parent and the Surviving Corporation shall cooperate in good faith to resolve any disputes with respect to any such Refund Returns; provided that in the event the CVR Committee, Parent and the Surviving Corporation are unable to resolve any such objections within fifteen (15) days after such Refund Return is submitted to Parent, the CVR Committee, Parent and the Surviving Corporation shall, within one Business Day following the end of such fifteen (15) day period, engage Deloitte & Touche LLP, or if Deloitte & Touche is unable to serve, another nationally recognized accounting firm (the “Accounting Firm”) to resolve such objections, and Parent, the Surviving Corporation and the CVR Committee shall use their reasonable best efforts to cause the Accounting Firm to resolve such objections within fifteen (15) days following its engagement, which resolution shall be final and binding on Parent, the Surviving Corporation and the CVR Committee (and, for the avoidance of doubt, the holders of the Contingent Value Rights).

(d) Following the Surviving Corporation’s (or any of its Affiliate’s) receipt of any U.S. federal and state income tax refunds described in Section 2.6(c), the Surviving Corporation shall promptly, and in any event within five (5) Business Days following such receipt, deposit (or cause to be deposited) by wire transfer of immediately available funds the entire amount of such refund, reduced by any increase in U.S. federal income tax liability resulting from the Surviving Corporation’s receipt of any state income tax refund (as reasonably determined by the Surviving Corporation on a with and without basis) (any such refund, as so reduced, a “Net Tax Refund”) with the CVR Agent and shall give written notice of such receipt of deposit to the CVR Committee. For the avoidance of doubt, in no event shall Parent, Buyer or the Surviving Corporation be required to deposit or distribute any amounts under this Section 2.6 unless and until the Surviving Corporation (or any of its Affiliates) actually receives the related Net Tax Refund from the applicable Governmental Entity. Following receipt of any such Net Tax Refund by the CVR Agent, Parent or Buyer shall direct the CVR Agent to promptly (and in any event within five (5) Business Days) deposit with the Paying Agent an amount equal to 30% of such Net Tax Refund, and Parent or Buyer shall direct the Paying Agent to promptly disburse such funds to the holders of Contingent Value Rights, with each Contingent Value Right entitling the holder thereof to a payment equal to the quotient of (A) the product of (i) 30% multiplied by (ii) the amount of the applicable Net Tax Refund divided by (B) the number of Contingent Value Rights then outstanding. As used in this Agreement, the “number of Contingent Value Rights then outstanding” shall be deemed to include, as of such payment date, (i) such number of Contingent Value Rights that former holders of Company Common Stock who have not properly surrendered their Certificate or Book-Entry Shares for exchange and cancellation to the Paying Agent in accordance with the terms of this Agreement would be entitled to receive upon such surrender and (ii) such number of Contingent Value Rights that would have been issued to holders of Dissenting Shares in the event that such holders’ shares of Company Common Stock had been converted into the right to receive the Merger Consideration pursuant to Section 2.1(b), and the Paying Agent shall disburse to Parent such amount which would otherwise have been paid in respect of the Contingent Value Rights associated with such Dissenting Shares whenever any amounts are disbursed hereunder to the holders of Contingent Value Rights. The remainder of such Net Tax Refund shall be held by the CVR Agent in an interest bearing account (the “Tax Holdback Account”) pursuant to Section 2.6(k) and disbursed in accordance with the terms of this Section 2.6. Any interest earned on the amount in the Tax Holdback Account shall be for the benefit of the holders of Contingent Value Rights, and Parent or Buyer shall direct the CVR Agent to transfer the interest then-accrued to date on any funds to be disbursed by the CVR Agent from the Tax Holdback Account to the Paying Agent for payment to the holders of Contingent Value Rights.

(e) In the event any U.S. federal income tax refund described in Section 2.6(c) is approved by the Joint Committee on Taxation, Parent or Buyer shall promptly (and in any event within five (5) Business Days after receipt of written notice of such approval) notify the CVR Agent and the CVR Committee, and Parent or Buyer shall direct the CVR Agent to promptly (and in any event within five (5) Business Days after receipt from Parent or Buyer of written notice of such approval) deposit with the Paying Agent an amount equal to (i) 60% of the applicable Net Tax Refund plus (ii) any interest accrued to date on the amount of such Net Tax Refund held in the Tax Holdback Account (clauses (i) and (ii), as may be increased pursuant to Section 2.6(f), the “JCT Approval Payment”), and

Parent or Buyer shall direct the Paying Agent to promptly disburse such funds to the holders of Contingent Value Rights, with each Contingent Value Right entitling the holder thereof to a payment equal to the quotient of (A) the amount of the JCT Approval Payment divided by (B) the number of Contingent Value Rights then outstanding. In the event any Net Tax Refund is reduced as a result of a Determination, the amount set forth in clause (i) above shall be instead the greater of (x) zero and (y) the amount of such Net Tax Refund (as so reduced) less the amount previously paid with respect to such Net Tax Refund pursuant to Section 2.6(d).

(f) The first JCT Approval Payment shall be increased by an amount equal to (x) 60% of the Net Tax Refund attributable to any tax refund previously received that is a “quick refund” of the Company’s estimated payments of U.S. federal income taxes for the taxable year that includes and ends on the Closing Date plus (y) any interest accrued to date on the amount of such Net Tax Refund held in the Tax Holdback Account. In the event any such Net Tax Refund is reduced as a result of a Determination, the amount set forth in clause (x) above shall be instead the greater of (1) zero and (2) the amount of such Net Tax Refund (as so reduced) less the amount previously paid with respect to such Net Tax Refund pursuant to Section 2.6(d).

(g) Parent or Buyer shall direct the CVR Agent to promptly deposit with the Paying Agent, and give written notice of such deposit to the CVR Committee, an amount equal to (i) the remaining amount of any Net Tax Refund plus (ii) any interest accrued to date on the amount of such Net Tax Refund held in the Tax Holdback Account (clauses (i) and (ii), as may be reduced pursuant to the proviso below, the “Remaining Refund Payment”) upon the earlier of: (x) the expiration of the statute of limitations (without taking into account any extensions or waivers thereof that were initiated by the Company unilaterally and without consultation with the CVR Committee, and without application of special statutes of limitations for substantial understatement, substantial omission, fraud or similar circumstances) applicable to the IRS’s review of the Tax Return for the taxable year to which such Net Tax Refund relates and (y) the time that the IRS closes its income tax audit of the Surviving Corporation for the taxable year to which such Net Tax Refund relates (in which case all remaining funds in the Tax Holdback Account related to such Net Tax Refund shall be deposited with the Paying Agent). Parent or Buyer shall direct the Paying Agent to promptly disburse the Remaining Refund Payment to the holders of Contingent Value Rights, with each Contingent Value Right entitling the holder thereof to a payment equal to the quotient of (A) the amount of the Remaining Refund Payment divided by (B) the number of Contingent Value Rights then outstanding.

(h) In the event any Net Tax Refund is reduced as a result of a Determination, Parent or Buyer shall direct the CVR Agent to disburse to the Surviving Corporation an amount equal to the cash tax owed (computed on a with and without basis) as a result of such reduction, which disbursement shall reduce the amount held in the Tax Holdback Account. For the avoidance of doubt, in the event of a Determination that does not reduce the amount of such Net Tax Refund, no funds shall be disbursed to the Surviving Corporation from the Tax Holdback Account. Furthermore, holders of Contingent Value Rights shall have no obligation to return or forfeit any amounts paid pursuant to this Section 2.6 in the event that, after any such payment, there is a Determination that adversely affects any of the Net Tax Refunds.

(i) Prior to the Closing, the Company will form a committee (comprised of one individual reasonably acceptable to Parent) (the “CVR Committee”) with authority to monitor compliance with the foregoing and enforce, on behalf of the holders of Contingent Value Rights, the obligations of Parent, Buyer and the Company pursuant to this Section 2.6. The member of the CVR Committee shall have the authority to determine and appoint any successor member to the CVR Committee reasonably acceptable to Parent; provided that, prior to the Closing, the Company will designate an alternate individual reasonably acceptable to Parent to serve on the CVR Committee in the event of the death or disability of the member of the CVR Committee or the resignation of such member without designation of a successor. The CVR Committee shall be an express third party beneficiary of the provisions of this Section 2.6 with full authority on behalf of the holders of Contingent Value Rights to enforce the provisions hereof and to settle, negotiate or compromise any claims hereunder. Any decision, act or instruction of the CVR Committee with respect to the matters set forth in this Section 2.6 shall be final, binding and conclusive on all holders of Contingent Value Rights. The reasonable and documented out-of-pocket costs and expenses of the CVR Committee, including reasonable and documented fees for counsel and accountants and reasonable compensation for service of the members of such committee as set forth on Section 2.6(i) of the Company Disclosure Letter shall be paid by Parent, and Parent shall indemnify each person who is or was a member of the CVR Committee on the terms set forth in Section 2.6(i) of the Company Disclosure Letter.

(j) Parent, Buyer and the Surviving Corporation shall use reasonable best efforts to (i) obtain the maximum amount of Net Tax Refunds reasonably available and as reflected on the relevant Refund Return, (ii) cooperate with audits, and challenge in good faith through appropriate administrative or court proceedings any determination by a taxing authority or court adversely affecting all or any portion of such refunds where, after consultation with Parent, the CVR Committee has determined (after consultation with its accounting advisors and outside counsel) that such challenge has a reasonable possibility of success and (iii) provide the CVR Committee and its counsel and accountants with reasonable access to the books and records of the Surviving Corporation, Buyer and Parent relevant to the Net Tax Refunds, including submissions to and reports or correspondence from the IRS. Parent, Buyer and the Surviving Corporation shall keep the CVR Committee informed on a reasonably current basis of the status of the foregoing, including by promptly informing the CVR Committee of all proceedings, material correspondence and substantive meetings and discussions with the IRS; provided that, for the avoidance of doubt, Parent shall not provide copies of any of its or its Affiliates’ Tax Returns to the CVR Committee (other than the Refund Returns or Tax Returns related solely to the Refund Returns). Parent, Buyer and the Surviving Corporation shall give the CVR Committee the opportunity to control any such audit, dispute or Action, and Parent, Buyer and the Surviving Corporation or the CVR Committee, as applicable, shall not settle or agree to settle any such audit, dispute or Action without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed.

(k) The cash deposited with the CVR Agent pursuant to this Section 2.6 shall be invested by the CVR Agent as set forth on Section 2.6(k) of the Company Disclosure Letter. To the extent that there are losses with respect to such investments that cause the Tax Holdback Account to diminish below the level required to make cash payments to the holders of Contingent Value Rights as contemplated by this Section 2.6, Parent or Buyer shall have no obligation to replace or restore, or cause to be replaced or restored, such portion of the funds in the Tax Holdback Account (or any obligation to replace or restore any interest or other income from any investment of the Net Tax Refunds in the Tax Holdback Account). Any interest and other income resulting from such investment shall become a part of the Tax Holdback Account. The funds deposited with the Paying Agent pursuant to this Section 2.6 shall not be used for any purpose other than as contemplated by this Section 2.6.

(l) The Contingent Value Rights may not be sold, assigned, transferred, pledged or encumbered in any manner, other than transfers by will or intestacy, by inter vivos or testamentary trust where the Contingent Value Right is to be passed to the beneficiaries upon the death of the trustee, pursuant to a court order, by operation of law, or in connection with the dissolution, liquidation or termination of a corporation, limited liability company, partnership or other entity which is the holder thereof.

(m) The CVR Agent shall keep a register (the “CVR Register”) for the purpose of registering Contingent Value Rights and transfers of Contingent Value Rights as herein provided. The CVR Register shall show one position for Cede & Co representing all the shares of Company Common Stock held by the Depositary Trust Company (“DTC”) on behalf of the street name holders of the shares of Company Common Stock held by such holders as of immediately prior to the Effective Time, and any payments to be made under this Section 2.6 to any street holders of shares of Company Common Stock shall be accomplished by the Paying Agent sending one lump payment to DTC. Neither Parent, Buyer, the Company, the Surviving Corporation, the Paying Agent or the CVR Agent or any of their respective Affiliates shall have any responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders. In the case of any other former holder of record of Certificates or Book-Entry Shares, Company Restricted Stock or Company Options, the Contingent Value Rights shall be registered in the name and address of such former holder of record of Certificates or Book-Entry Shares, Company Restricted Stock or Company Options as such names and addresses are provided to Parent by or on behalf of the Company prior to the Closing.

(n) A holder of a Contingent Value Right may make a written request to the CVR Agent to change such holder’s address of record in the CVR Register. The written request must be duly executed by the holder. Subject to any reasonable procedures imposed by the CVR Agent, the CVR Agent shall promptly record the change of address in the CVR Register upon receipt of such written notice.

(o) Subject to the restrictions on transferability set forth in Section 2.6(l), every request made to transfer a Contingent Value Right must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to Parent or Buyer, the CVR Committee and the CVR Agent, duly executed by the holder thereof, his, her or its attorney duly authorized in writing, personal representative or survivor and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the CVR Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions herein, register the transfer of the Contingent Value Rights in the CVR Register. Parent, Buyer and the CVR Agent may require payment of a sum sufficient to cover any stamp or other tax or governmental charge that is imposed in connection with any such registration of transfer. No transfer of a Contingent Value Right shall be valid until registered in the CVR Register, and any transfer not duly registered in the CVR Register will be void ab initio.

(p) Notwithstanding anything to the contrary contained herein, the holder of a Contingent Value Right may at any time at its option abandon all of its remaining rights in a Contingent Value Right by written notice to the CVR Agent and Buyer or by transfer of such Contingent Value Right to Buyer without consideration therefor. Nothing in this Section 2.6 is intended to prohibit Parent or Buyer from offering to acquire Contingent Value Rights for consideration in its sole discretion.

2.7 Withholding. Each of Parent, Buyer, the Surviving Corporation, the Company, the CVR Agent and the Paying Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable provision of U.S. federal, state, local or non-U.S. tax Law. To the extent that such amounts are properly withheld by Parent, Buyer, the Surviving Corporation or the Paying Agent and paid over to the applicable Governmental Entity, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person, in respect of whom such deduction and withholding were made by Parent, Buyer, the Surviving Corporation or the Paying Agent.

2.8 Adjustments. Notwithstanding anything to the contrary herein, in the event that the number of shares of Company Common Stock or securities convertible or exchangeable into or exercisable for shares of Company Common Stock issued and outstanding after the date hereof and prior to the Effective Time shall have been changed into a different number of shares of Company Common Stock or securities or a different class as a result of a reclassification, stock split (including a reverse stock split), combination, stock dividend or distribution, recapitalization, subdivision, merger, issuer tender or exchange offer, or other similar transaction, then the Merger Consideration shall be equitably adjusted to provide to Parent and the holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.8 shall be construed to permit the Company, any Subsidiary of the Company or any other Person to take any action that is otherwise prohibited by the terms of this Agreement.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as otherwise specified in the corresponding sections of a disclosure letter delivered by the Company to Parent prior to or concurrently herewith (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure) or (ii) as disclosed in the Company SEC Reports filed after January 1, 2016 and at least three (3) Business Days prior to the date hereof (but excluding disclosures contained in the “Risk Factors” and “Forward Looking Statements” sections thereof or that are otherwise cautionary, predictive or forward-looking in nature and, with respect to Section 3.15, excluding any exhibits or schedules included or incorporated by reference in such Company SEC Reports) (it being acknowledged and agreed that nothing disclosed in the Company SEC Reports shall be deemed to be a qualification of, or modification to, the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3 or Section 3.4), the Company hereby represents and warrants to Parent, Buyer and Merger Sub as follows:

3.1 Corporate Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has the corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary. The copies of the certificate of incorporation and bylaws of the Company which have previously been made available to Parent are true, complete and correct copies of such documents as in effect on the date of this Agreement.

(b) Each Subsidiary of the Company (i) is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the operating or conduct of its business requires it to be so licensed or qualified and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted, except, in the case of clause (ii), where any failure thereof has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the certificates of incorporation, bylaws and other similar organizational documents of each Subsidiary of the Company, each as amended to date.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 145,000,000 shares of Company Common Stock and 5,000,000 shares of the Company Preferred Stock. As of the close of business on October 13, 2017 ( the “Capitalization Date”), there were (i) 41,480,754 shares of Company Common Stock issued and outstanding (including 789,967 shares of Company Restricted Stock), (ii) no shares of preferred stock, $0.01 par value, of the Company (the “Company Preferred Stock”) issued and outstanding, (iii) 110,000 shares of Company Common Stock reserved for issuance upon the exercise of the Company Options and 4,001,067 shares of Company Common Stock reserved for future issuance under the Company Stock Plan, (iv) 16,182,143 shares of Company Common Stock held by the Company as treasury shares and (v) 12,000,000 shares of Company Common Stock reserved for issuance pursuant to the Company Warrants. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and not subject to or issued in violation of any preemptive rights. From the close of business on the Capitalization Date through the date of this Agreement, there have been no issuances of shares of capital stock or equity securities of the Company or any other securities of the Company other than issuances of shares of Company Common Stock pursuant to the exercise of Company Options outstanding as of the Capitalization Date. All of the issued and outstanding shares of Company Common Stock, the Company Warrants and the Company Options were issued in compliance in all material respects with applicable securities Laws.

(b) Except (i) as set forth in Section 3.2(a), or (ii) as set forth on Section 3.2(b) of the Company Disclosure Letter: (x) there are not any outstanding (A) shares of capital stock or other voting securities of the Company, (B) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of the Company or any of its Subsidiaries, (C) subscriptions, options, warrants, calls, convertible securities, redemption rights or other Contracts that require the purchase or issuance of, or give any Person a right to purchase or otherwise acquire, any shares of Company Common Stock or Company Preferred Stock or any other capital stock or other voting security of the Company or its Subsidiaries or (D) restricted stock, calls, restricted stock units, stock appreciation rights, performance stock, contingent value rights, “phantom” stock or similar securities or rights that provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company or its Subsidiaries (the items in clauses (A), (B), (C) and (D), collectively, “Company Securities”) and (y) there are no Contracts to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to (1) issue, grant, transfer, sell or encumber any Company Securities, (2) redeem, repurchase or otherwise acquire any Company Securities or (3) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, the Company or any of its Subsidiaries.

(c) Except as set forth on Section 3.2(c) of the Company Disclosure Letter: (i) Exhibit 21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 sets forth (x) a correct and complete list of all the Company’s Subsidiaries and (y) the jurisdiction of organization of each such Subsidiary, (ii) the Company owns, directly or indirectly, all of the issued and outstanding Company Securities of each of the Company’s Subsidiaries, free and clear of any Liens, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and not subject to or issued in violation of preemptive rights and (iii) except for the CLO Interests that are equity securities, neither the Company nor any of its Subsidiaries owns any equity securities of any other Person, other than the Company or its Subsidiaries.

(d) No bonds, debentures, notes or other Indebtedness having the right to vote (or that are convertible into or exercisable for securities having the right to vote) on any matters on which stockholders of the Company may vote are outstanding.

(e) Section 3.2(e) of the Company Disclosure Letter sets forth, as of the Capitalization Date, a list of all holders of the Company Options and the Company Restricted Stock, and, with respect to each, the type of award, the date of grant, the number of shares of Company Common Stock subject to such award and, with respect to each Company Option, the exercise price thereof. The Company Stock Plan is the only equity plan maintained by the Company and its Subsidiaries, and all of the Company Options and Company Restricted Stock set forth in Section 3.2(e) of the Company Disclosure Letter were issued thereunder.

(f) Section 3.2(f) of the Company Disclosure Letter sets forth, as of the date hereof, a list of all Company Warrants, and, with respect to each, the holder thereof, the date of issuance, the number of shares of Company Common Stock subject thereto, the number of shares of Company Common Stock for which each Company Warrant is currently exercisable, the expiration date and the exercise price (including any prior adjustments thereto). The Company has made available to Parent true, correct and complete copies of the Company Warrants, including any amendments thereto.

(g) Except as set forth on Section 3.2(g) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any Contract that restricts the transfer of, that relates to (or that provides a proxy for) the voting of, or that provides registration rights in respect of the shares of Company Common Stock.

3.3 Authority.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and the Asset Purchase Agreement, to perform its obligations hereunder and thereunder and to consummate the Merger, the other transactions contemplated by this Agreement and the transactions contemplated by the Asset Purchase Agreement, subject to the adoption of this Agreement and the approval of the transactions contemplated by the Asset Purchase Agreement, in each case by the holders of a majority of the outstanding shares of Company Common Stock (the “Requisite Company Stockholder Approval”).

(b) The Board of Directors of the Company at a duly held meeting has, by a unanimous vote of all the directors voting, (i) determined that this Agreement and the Asset Purchase Agreement and the transactions contemplated hereby and thereby are advisable and in the best interests of the Company and its stockholders, (ii) adopted resolutions approving this Agreement, the Asset Purchase Agreement and the transactions contemplated hereby and thereby and declaring the advisability of this Agreement, the Asset Purchase Agreement and the transactions contemplated hereby and thereby and (iii) resolved to recommend that the stockholders of the Company adopt this Agreement on the terms and subject to the conditions set forth in this Agreement and approve the transactions contemplated by the Asset Purchase Agreement on the terms and subject to the conditions set forth in the Asset Purchase Agreement (this clause (iii), the “Company Recommendation”) and directed that such matters be submitted to the Company’s stockholders at the Company Stockholders Meeting for their approval.

(c) Except for the Requisite Company Stockholder Approval, no other corporate proceedings or actions on the part of the Company are necessary to approve this Agreement or the Asset Purchase Agreement or to consummate the transactions contemplated hereby or thereby. This Agreement and the Asset Purchase Agreement have been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent, Buyer and Merger Sub, if applicable) constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms and conditions, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally (the “Enforceability Exceptions”).

3.4 Consents and Approvals.

(a) Subject to the receipt of the Requisite Company Stockholder Approval, the execution and delivery of this Agreement and the Asset Purchase Agreement by the Company, the consummation by the Company of the transactions contemplated hereby and thereby, and compliance by the Company with the terms and provisions hereof or thereof, do not and will not (i) violate any provision of the certificate of incorporation or bylaws of the Company or any similar governing documents of any of its Subsidiaries or (ii) assuming that the Consents, notifications, filings and registrations referred to in Section 3.4(b) and Section 3.11(a) are duly obtained or made, (x) violate any Law or Order applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of or default under (with or without notice or lapse of time, or both), result in the loss of any benefit under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under any Contract to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets is bound, except, in the case of the foregoing clause (ii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) No Consents of, notifications to or filings or registrations with, any Governmental Entities are required to be obtained or made by or on behalf of the Company or any of its Subsidiaries in connection with the execution, delivery or performance by the Company of this Agreement and the Asset Purchase Agreement and the consummation by the Company of the transactions contemplated hereby and thereby except for (i) any notices required to be filed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the expiration or termination of any applicable waiting periods thereunder, (ii) compliance with the applicable requirements of NASDAQ and the Exchange Act, including the filing with the SEC of a proxy statement in preliminary and definitive form relating to the Company Stockholders Meeting (including any amendments or supplements thereto, the “Proxy Statement”), (iii) the filing of the Certificate of Merger with the Delaware Secretary of State pursuant to the DGCL and (iv) any such Consent, notification, filing or registration the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.5 SEC Filings; Financial Statements.

(a) The Company has filed or furnished, as applicable, on a timely basis all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or furnished by it with the SEC since January 1, 2014 (all such forms, reports, statements, certificates and other documents filed or furnished since January 1, 2014, collectively, the “Company SEC Reports”). None of the Company’s Subsidiaries is required to file or furnish periodic or other reports with the SEC pursuant to the Securities Exchange Act of 1934, as amended (including all rules and regulations promulgated thereunder, the “Exchange Act”). As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing made prior to the date hereof), each of the Company SEC Reports, as amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (including all rules and regulations promulgated thereunder, the “Securities Act”) and the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder and other applicable Law, each as in effect on the date of any such filing.

(b) None of the Company SEC Reports contained, when filed (or, if amended or superseded by a subsequent filing, as of the date of such subsequent filing), any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Reports and, to the knowledge of the Company, none of the Company SEC Reports is the subject of ongoing SEC review. The Company has made available to Parent correct and complete copies of all comment letters received by the Company from the SEC relating to the Company SEC Reports, together with all written responses of the Company thereto, as well as correct and complete copies of all other material correspondence between the SEC, on the one hand, and the Company, on the other hand, occurring since January 1, 2014. Since January 1, 2014, the Company has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(c) Each of the financial statements included in the Company SEC Reports (including the related notes, where applicable) fairly presented the consolidated financial position of the Company and its Subsidiaries and the results of the consolidated statements of operations, changes in stockholders’ equity and cash flows of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject, in the case of the unaudited financial statements, to normal recurring adjustments which were not or are not expected to be material in nature or amount). Each of such financial statements (including the related notes, where applicable), complied at the applicable time of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing) in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such financial statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved, except in the case of the unaudited financial statements for the absence of footnotes and normal adjustments as permitted by the rules and regulations of the SEC. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(d) Since January 1, 2014, each of the chief executive officer of the Company and the chief financial officer of the Company (or each former chief executive officer of the Company and each former chief financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Section 302 and Section 906 of SOX with respect to the Company SEC Reports.

(e) The Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that information required to be disclosed by the Company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, (ii) has implemented and maintains internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and (iii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company’s Board of Directors (x) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent any such written disclosures described in clause (iii) above that have been made by management to the Company’s auditors and audit committee since January 1, 2014.

3.6 Undisclosed Liabilities. Except (i) for those liabilities that are reflected or reserved for in the financial statements of the Company included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017 (or in the notes thereto), (ii) for liabilities incurred in the ordinary course of business since June 30, 2017 or incurred in connection with the transactions contemplated by this Agreement and the Asset Purchase Agreement, (iii) for obligations or liabilities arising under the Contracts disclosed in the Company Disclosure Letter pursuant to this Agreement or entered into in accordance with the terms of this Agreement (none of which relate to a breach of or default under such Contract by the Company or any of its Subsidiaries) or (iv) for liabilities that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries is subject to or has incurred any liability or obligations of any nature whatsoever (whether absolute, accrued or contingent or otherwise, whether due or to become due).

3.7 Absence of Certain Changes or Events. Since December 31, 2016 through the date of this Agreement (a) except for the transactions contemplated by this Agreement and the Asset Purchase Agreement, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practices, (b) neither the Company nor any of its Subsidiaries has taken any action that would have required the prior written consent of Parent under clauses (e), (n), (o), (p), (q) and (r) of Section 5.1 if such action had been taken after the date of this Agreement and (c) no event, development, change or effect has occurred which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since September 30, 2017 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action with respect to the Loans Held for Sale, the Dartmouth Assets or the CLO Interests that would have required the prior written consent of Parent under clauses (d), (e) or (f) of Section 5.1 if such action had been taken after the date of this Agreement.

3.8 Legal Proceedings.

(a) (i) Since January 1, 2014 there have been no Actions pending, or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries or any of their respective assets, rights or properties or their respective present or former officers, directors or employees (in their capacity as such) (other than routine examinations in the ordinary course of the business of the Company or its Subsidiaries), and (ii) since January 1, 2014 (or the date the Company acquired the Investment Adviser Entity that is adviser to such Company Fund, if such date is after January 1, 2014), to the Company’s knowledge, there have been no Actions pending or threatened against any of the Funds that are Clients (“Company Funds”) (other than routine examinations in the ordinary course of the business of the Company or its Subsidiaries that, in the case of examinations commenced prior to the date of this Agreement, have been completed and as to which there are no unresolved issues). To the knowledge of the Company, no investigation or examination by any Governmental Entity with respect to the Company or its Subsidiaries or any Company Funds is pending or threatened.

(b) None of the Company or any of its Subsidiaries or, to the knowledge of the Company, any of the Company Funds, or any of their respective assets, rights or properties or their respective present or former officers, directors or employees (in their capacity as such), are subject to or bound by, or since January 1, 2014 have been subject to or bound by, any Order.

3.9 Compliance with Law.

(a) Since January 1, 2014 (or, with respect to any Subsidiary of the Company acquired after January 1, 2014 (or Company Fund advised by any such Subsidiary), the date the Company acquired such Subsidiary), each of the Company, its Subsidiaries and, to the knowledge of the Company, the Company Funds has been in material compliance with all applicable Laws and Orders and, in the case of each of the Company Funds, all of its Fund Documentation, and has timely filed all material reports, registrations and statements required to be filed with any Governmental Entity, and has paid all material fees and assessments due and payable in connection therewith.

(b) Since January 1, 2014 (or, with respect to any Subsidiary of the Company acquired after January 1, 2014 (or any Company Fund advised by any such Subsidiary), the date the Company acquired such Subsidiary), none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any Company Fund has received any written notice from any Governmental Entity alleging that the Company or any of its Subsidiaries or any Company Fund is in violation of any applicable Law, Order or Permit.

(c) Neither the Company nor any of its Subsidiaries nor any of their respective officers, directors or employees or, to the knowledge of the Company, any other person “associated” (as defined in the Advisers Act) with any of them is or has since January 1, 2014 (or, with respect to any Subsidiary of the Company acquired after January 1, 2014, the date the Company acquired such Subsidiary) engaged in any conduct that would be a basis for denial, suspension or revocation of registration of an investment adviser under Section 203(e) of the Advisers Act or is otherwise ineligible pursuant to Section 203 of the Advisers Act to serve as an investment adviser or as a “person associated with” an investment adviser, nor is there any Action pending or, to the knowledge of the Company, threatened, by any Governmental Entity, which would reasonably be expected to become the basis for any such disqualification, denial, suspension or revocation.

(d) Neither the Company nor any of its Subsidiaries nor any of their respective officers, directors or employees or, to the knowledge of the Company, any other “affiliated person” (as defined in the Investment Company Act) of any of them is ineligible pursuant to Section 9(a) or 9(b) of the Investment Company Act to serve as an investment adviser to a registered investment company, nor is there any Action pending or, to the knowledge of the Company, threatened, by any Governmental Entity, that would result in the ineligibility of the Company, any of its Subsidiaries or any such “affiliated person” to serve as an investment adviser to a registered investment company pursuant to Section 9(a) or 9(b) of the Investment Company Act.

(e) No exemptive orders, “no-action” letters or similar exemptions or regulatory relief by or from any Governmental Entity have been obtained and are currently in effect, nor are any requests pending therefor, by or with respect to the Company or any of its Subsidiaries or, to the knowledge of the Company, any Company Fund in connection with their businesses.

(f) To the knowledge of the Company, there have been no material violations by any officers, directors or employees of the Company or its Subsidiaries since January 1, 2014 (or, with respect to any Subsidiary of the Company acquired after January 1, 2014, the date the Company acquired such Subsidiary) of the code of ethics, insider trading policies, personal trading policies or other policies required by applicable Law of the Company and its Subsidiaries.

(g) Since January 1, 2014 (or, with respect to any Subsidiary of the Company acquired after January 1, 2014, the date the Company acquired such Subsidiary), the Company and its Subsidiaries have complied with all applicable Laws regarding privacy of Clients and other Persons in all material respects.

(h) The Company and its Subsidiaries have not, and to the knowledge of the Company, none of their respective officers, directors, agents, employees or other persons acting on their behalf have, directly or indirectly, taken any action that would cause the Company or its Subsidiaries to be in violation of the Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), and the rules and regulations thereunder, the UK Bribery Act 2010, as amended, any other similar anti-bribery or anti-corruption Law, or any rule or regulation promulgated under any of the foregoing, or Rule 206(4)-5 under the Advisers Act.

(i) None of the Company, any of its Subsidiaries or any Company Fund is a financial institution required by the Bank Secrecy Act, as amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, to establish or maintain an anti-money laundering program or a customer identification program.

3.10 Permits.

(a) The Company, its Subsidiaries and, to the knowledge of the Company, the Company Funds hold and are in compliance with, and since January 1, 2014 (or, with respect to any Subsidiary of the Company acquired after January 1, 2014 (or any Company Fund advised by any such Subsidiary), the date the Company acquired such Subsidiary) have held and have been in compliance with, in all material respects, all Permits necessary for the lawful conduct of their business and the ownership and use of their properties and assets, and each of such Permits is valid and in full force and effect, except where the failure to so hold or be in compliance with such Permits, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries. No such Permits are (with respect to the Company Funds, to the knowledge of the Company) subject to any suspension, cancellation, modification or revocation or any Action related thereto, and, to the knowledge of the Company, no such suspension, cancellation, modification or revocation or Action is threatened. The consummation of each of the Merger and the Asset Purchase, in and of itself and assuming that the Consents, notifications, filings and registrations referred to in Section 3.4(b) and Section 3.11(a) are duly obtained or made, would not cause the revocation, modification or cancellation of, or violation under, any such Permit. Each such Permit is listed in Section 3.10(a) of the Company Disclosure Letter.

(b) Each employee of the Company and its Subsidiaries who is required to be registered or licensed as a registered representative, investment adviser representative, sales person or an equivalent person with any Governmental Entity with respect to the operation of the Company and its Subsidiaries is duly registered or licensed as such and such registration or license is in full force and effect and there are no Actions pending, or, to the knowledge of the Company, threatened to terminate, suspend, limit or adversely modify any such registration or license.

(c) Section 3.10(c) of the Company Disclosure Letter lists the Company and each Subsidiary of the Company that is registered, licensed or qualified, or required to be registered, licensed or qualified, as an investment adviser under applicable Law as of the date hereof, as well as the Governmental Entity with which the Company and each such Subsidiary is (or is required to be) so registered, licensed or qualified (each such registered entity, an “Investment Adviser Entity”). Each Investment Adviser Entity is registered as an investment adviser under the Advisers Act and has been so registered at all times since January 1, 2011 to the extent required by the Advisers Act.

(d) Since January 1, 2014 (or the date the Company acquired such Investment Adviser Entity, if such date is after January 1, 2014): (i) each Investment Adviser Entity has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed under any applicable Law, with any applicable Governmental Entity, including all required Form PFs and Form ADVs and amendments to Form PF and Form ADV (including any amendment required under applicable

Law to be filed to make the disclosure set out therein not incomplete or inaccurate), and (ii) each Form ADV or amendment to Form ADV of each Investment Adviser Entity, as of the date of filing with the SEC (and with respect to Form ADV Part 2B or its equivalent, its date) did not, as of such respective date, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except, in the case of (i) and (ii), as would not, individually or in the aggregate, reasonably be expected to be material to the applicable entity. True, correct and complete copies of each Investment Adviser Entity’s Form ADV (Parts 1 and 2) filed since January 1, 2016, reflecting all amendments thereto, have been made available to Parent.

(e) None of the Company or its Subsidiaries is or has been since January 1, 2011 required under any applicable Law to be registered, licensed or qualified as a bank, trust company, broker-dealer, commodity broker-dealer, commodity pool operator, commodity trading advisor, government securities broker, government securities dealer, real estate broker, insurance company, insurance broker, municipal advisor, municipal securities dealer or transfer agent. The Company has not received since January 1, 2014 any notice of any Action concerning any failure to obtain any such registration, license or qualification.

3.11 Clients.

(a) Section 3.11(a) of the Company Disclosure Letter lists all of the Clients, including all Company Funds and, with respect to each Client, (i) the Investment Advisory Agreement and all other Contracts pursuant to which the Company and its Subsidiaries provide investment advisory, investment sub-advisory, collateral management or similar services to the Client, (ii) the Client Consent required in connection with the transactions contemplated by this Agreement (including the parties from whom such Client Consent must be obtained and the manner in which such Client Consent may be obtained in accordance with applicable Law and applicable Fund Documentation or Contracts) and (iii) the Assets Under Management and Run Rate Revenue for such Client as of the close of business on the second Business Day immediately preceding the date of this Agreement (or the last practicable date prior to such date for which Assets Under Management for any such Client is available as indicated therein) (such date, the “Base Date”; and such Run Rate Revenue, which shall exclude any Client that Section 3.11(a) of the Company Disclosure Letter indicates is to be excluded, the “Base Date Run Rate Revenue”). Other than the Persons listed on Section 3.11(a) of the Company Disclosure Letter or acting as managing member of a Subsidiary that is a limited liability company, neither the Company nor any of its Subsidiaries acts as investment adviser, investment sub-adviser, collateral manager, general partner, managing member, manager or administrator to, or receives fees from, any other Person.

For purposes of this Agreement:

(i) “Assets Under Management” means, with respect to any Client, as of a specified date, the dollar amount of assets under management in respect of which the Company and its Subsidiaries are entitled to investment advisory and investment management fees from such Client as of such date; provided, however, that the calculation of Assets Under Management shall exclude any increase or decrease in Assets Under Management resulting from market appreciation or depreciation or currency fluctuations from and after the Base Date.

(ii) “Run Rate Revenue” means, with respect to any Client, as of a specified date, the aggregate annualized investment advisory and investment management fees payable to the Company and its Subsidiaries, determined by multiplying the Assets Under Management for such Client as of such specified date (or the last practicable date prior to such specified date for which Assets Under Management for any such Client is available) by the applicable annual base fee rate for such Client under the applicable Investment Advisory Agreement at such specified date (not including any performance-based, incentive or similar fees), after taking into account any fee rebates or fee sharing arrangements. Run Rate Revenue shall be calculated to exclude any Client indicated on Section 3.11(a) of the Company Disclosure Letter to be excluded from such calculation.

(b) The Company has made available to Parent true, correct and complete copies of the material Fund Documentation of each Company Fund.

(c) Each Company Fund has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate, partnership, limited liability company, or similar power and authority to own and operate its properties and to carry on its business as now conducted. Each Company Fund is duly qualified, licensed or registered to do business and in good standing in each jurisdiction where it is required to do so under applicable Law except for such failures to be so qualified, licensed or registered that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) All shares or other ownership interests in each of the Company Funds were sold in accordance with, in all material respects, applicable securities Law and their respective Fund Documentation and have been duly authorized and are validly issued and (if applicable) fully-paid and non-assessable.

(e) To the knowledge of the Company, based on the representations from each Person that is, or that holds an interest in, a Client no portion of the assets of any such Client constitutes the assets of a “benefit plan investor” within the meaning of the U.S. Department of Labor Regulation 29 C.F.R. Section 2510.3-101(f) (as modified by Section 3(42) of Employee Retirement Income Security Act of 1974, as amended (“ERISA”). No “bad actor” disqualifying event described in Rule 506(d)(i)-(viii) under the Securities Act is applicable to any officer of the Company or any of its Subsidiaries.

(f) To the knowledge of the Company, no Fund Documentation or other offering materials or disclosure documents issued or used by a Company Fund, or the Company or any of its Subsidiaries with respect to a Company Fund, contained at the time it was issued or used any untrue statement of a material fact, or any omission to state a material fact necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

(g) Since January 1, 2014, to the knowledge of the Company, there have been no claims made in writing or threatened in writing by any Client or investor in any Company Fund alleging breach of fiduciary duty, breach of investment guidelines or restrictions, or violation of any applicable Law.

(h) None of the Company, its Subsidiaries or any Company Fund is, or at any time was, required to register as an investment company under the Investment Company Act. Each of the Company Funds that rely on Rule 3a-7 under the Investment Company Act has been operated in a manner that permits it to satisfy the exemption to registration contained in Rule 3a-7 under the Investment Company Act and each of the Company and its Subsidiaries have been operated in a manner that permits them to satisfy the exemption from the definition of investment company in Section 3(a)(1)(C) of the Investment Company Act.

(i) Except as set forth on Section 3.11(i) of the Company Disclosure Letter, neither the Company or any of its Subsidiaries nor any Company Fund is party to any Contract under which it pays or receives any rebate or commission payable to a broker, solicitor, or placement agent, or other financial inducement to direct business.

(j) Each existing Investment Advisory Agreement is in writing and is in compliance with the Advisers Act (to the extent applicable) and applicable Law, and since January 1, 2014 (or the date of such Investment Advisory Agreement or the date the Company acquired the Investment Adviser Entity party to such Investment Advisory Arrangement, in each case if such date is after January 1, 2014), has been performed by the applicable Investment Adviser Entity in accordance with its terms and applicable Law, in each case, in all material respects. Since January 1, 2014 (or the date the Company acquired the applicable Investment Adviser Entity, if such date is after January 1, 2014), each Client account has been managed and advised (and the fees and expenses payable thereunder have been calculated and charged) in compliance with the terms of the applicable Investment Advisory Agreement, its investment guidelines and restrictions, any Fund Documentation, the Advisers Act and applicable Law, in each case, in all material respects.

(k) Except as set forth on Section 3.11(k) of the Company Disclosure Letter, there is no Contract in effect pursuant to which the Company or any of its Subsidiaries have undertaken or agreed to cap, discount, waive or reimburse any or all fees or charges payable by any of the Clients.

(l) Since January 1, 2014 (or the date the Company acquired the Investment Adviser Entity that is adviser to such Company Fund, if such date is after January 1, 2014), with respect to each Company Fund, to the knowledge of the Company, there have been no material errors or omissions in any financial report delivered or made available by the Company or any of its Subsidiaries to the investors therein (the “Fund Reports”) pursuant to the applicable Fund Documentation. To the knowledge of the Company, there are no material errors or omissions in the most recent monthly reports of the Company Funds delivered by the applicable trustees (the “Trustee Reports”) released on or before the date of this Agreement pursuant to the applicable Fund Documentation.

(m) Since January 1, 2014 (or the date the Company acquired the Investment Adviser Entity that is adviser to such Company Fund, if such date is after January 1, 2014) through the date of this Agreement, with respect to each Company Fund, no event of default, termination event, coverage test failure, funding test failure, over-collateralization trigger, interest coverage trigger or early amortization event (in each case whether now cured or uncured) has occurred.

(n) The Company and its Subsidiaries have not granted any waiver under any Contract or released any Company Fund, in whole or in part, from any of its obligations under the applicable Investment Advisory Agreement. No material breach and no default or event of default has occurred or is continuing under any Investment Advisory Agreement or related Fund Documentation, no event or condition exists that would constitute cause to remove the Company or any of its Subsidiaries as collateral manager or in any other capacity, and no holder of the Company Funds’ outstanding securities is soliciting votes or requests for direction, or has threatened in writing to remove the Company or any of its Subsidiaries as collateral manager or in any other capacity. The Company and its Subsidiaries have not made any prior assignment of rights or obligations under any of their Investment Advisory Agreements or applicable Fund Documentation.

(o) Except as set forth on Section 3.11(o) of the Company Disclosure Letter, none of the Company or any of its Subsidiaries or any Company Fund is party to any ISDA Master Agreement or other agreement pursuant to which any asset, investment, credit extension or commitment of the Company or any of its Subsidiaries or any Company Fund is hedged, or any insurance “wrapper” or similar contract.

(p) Since January 1, 2014, no collateral management fees have been waived, reduced, postponed, assigned or the subject of any claim asserted by any Person against the Company or any of its Subsidiaries pursuant to any right of set-off, counterclaim or deduction.

(q) The Company and its Subsidiaries are in compliance in all material respects with their obligations under any commitment made by them pursuant to Rule 17g-5 under the Exchange Act.

(r) Set forth in Section 3.11(r) of the Company Disclosure Letter is a list of all material amendments or waivers that have been requested and are pending as of the date of this Agreement, and all restructurings or workouts that are in process as of the date of this Agreement, in each case with respect to the Loans Held for Sale.

3.12 Advertisements. No advertisement, as that term is defined in Rule 206(4)-1 promulgated under the Advisers Act, published, circulated, or distributed by or on behalf of the Company or any of its Subsidiaries (each, an “Advertisement”) is fraudulent, deceptive, or misleading as such terms are used in Rule 206(4)-1 promulgated under the Advisers Act. The Company maintains the following records (the “Records”): all documentation necessary to form the basis for, demonstrate, or recreate the calculation of the performance or rate of return of all accounts managed by the Company and included by the Company in each performance composite presently maintained by the Company (each, a “Performance Composite”), and any other accounts with the same or similar strategy to those in the Performance Composites, as required by the Advisers Act and rules and regulations thereunder (collectively, the “Records Requirements”). The Records are accurate and complete, and include all documents or records that form the basis for, demonstrate, or recreate the calculation of the performance rate of return of all accounts in each Performance Composite and any other accounts with the same or similar strategy to those in the Performance Composites, including records with respect to performance that was produced by any employee or officer of the Company at a prior firm, as required by the Records Requirements.

3.13 Taxes.

(a) (i) Each of the Company and its Subsidiaries has (x) duly and timely filed (including pursuant to applicable extensions granted without penalty) all income and other material Tax Returns required to be filed by it and all such Tax Returns are true, correct, and complete in all material respects, (y) paid in full all material Taxes due and payable (whether or not shown on such Tax Returns), or made adequate provision in the financial statements of the Company (in accordance with GAAP) for any such Taxes not yet due and payable; (ii) no material deficiencies for any Taxes have been proposed, asserted or assessed against or with respect to any Taxes due by or Tax Returns of the Company or any of its Subsidiaries which deficiencies have not since been resolved; (iii) there are no Liens for Taxes upon the assets of either the Company or its Subsidiaries except for statutory liens for current Taxes not yet due or Liens for Taxes that are being contested in good faith by appropriate proceedings and for which reserves adequate in accordance with GAAP have been provided; (iv) each of the Company and its Subsidiaries has properly withheld, collected, and timely remitted to the appropriate taxing authorities all Taxes required to have been withheld, collected and remitted with respect to their respective employees, agents, contractors, non-residents, security holders and other Persons under all applicable laws and has complied with all applicable material legal requirements relating to the payment, reporting and withholding of Taxes; and (v) none of the Company or its Subsidiaries has received any claim in writing, by any taxing authority that the Company or any Subsidiary is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns.

(b) None of the Company or any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in any distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(c) No audit, examination, investigation or other proceeding with respect to any material Tax Return or material Taxes of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any such audit, examination, investigation or other proceeding. There are no currently effective waivers of any statute of limitations with respect to Taxes or extensions of time with respect to a Tax assessment or deficiency, and no written request for any such waiver or extension is currently pending.

(d) Neither the Company nor any of its Subsidiaries (i) is or has been a member of an affiliated group filing a consolidated federal income tax return (other than the group the common parent of which was the Company); (ii) is a party to or is bound by or has any obligation under any Tax sharing, allocation or indemnification agreement or arrangement (other than (A) such an agreement or arrangement exclusively between or among the Company and its wholly-owned Subsidiaries; or (B) any commercial agreement entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes); or (iii) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Tax Law) as transferee, successor or otherwise.

(e) Neither the Company nor any of its Subsidiaries has been a party to or participated in a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state, local or foreign Law).

(f) Neither the Company nor any of its Subsidiaries will be required to include in any taxable period ending after the Closing Date taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period (or to exclude from taxable income in a taxable period ending after the Closing Date any material deduction the recognition of which was accelerated from such taxable period to a taxable period prior to the Closing Date) as a result of (i) the installment method of accounting, the completed contract method of accounting, a change in method of accounting (or use of an improper method of accounting) for a taxable period ending on or prior to the Closing Date, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code or Section 108(i) of the Code, an installment sale or open transaction disposition made on or prior to the Closing Date, or comparable provisions of state, local or foreign Tax Law; (ii) any closing or similar agreement with any Governmental Authority executed on or prior to the Closing Date; (iii) any deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) resulting from any intercompany transaction occurring on or before the Closing; or (iv) any prepaid amount received on or prior to the Closing Date other than in the ordinary course of business.

(g) Each Subsidiary of the Company and, to the knowledge of the Company, each Company Fund is, and has been at all times since its formation, treated as a partnership or a disregarded entity for U.S. federal and applicable State and local income tax purposes.

(h) To the knowledge of the Company, each Company Fund has (i) duly and timely filed (including pursuant to applicable extensions granted without penalty) all income and other material Tax Returns required to be filed by it and all such Tax Returns are true, correct and complete in all material respects, (ii) paid in full all Taxes due and payable (whether or not shown on such Tax Returns), and (iii) properly withheld, collected, and timely remitted to the appropriate taxing authorities all Taxes required to have been withheld, collected and remitted with respect to their respective employees, agents, contractors, non-residents, security holders and other Persons under all applicable laws and has complied with all applicable material legal requirements relating to the payment, reporting and withholding of Taxes, including under Sections 1471 through 1474 of the Code and any current or future regulations or any Treasury Regulations or other administrative guidance promulgated thereunder or other official interpretations thereof and any intergovernmental or foreign financial institution agreement implementing the foregoing.

(i) To the knowledge of the Company, no material deficiencies for any Taxes have been proposed, asserted or assessed against or with respect to any Taxes due by or Tax Returns of any Company Fund which deficiencies have not since been resolved. To the knowledge of the Company, no Company Fund has been a party to or participated in a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state, local or foreign Law).

3.14 Employees; Employee Benefit Plans.

(a) Section 3.14(a) of the Company Disclosure Letter sets forth a true and complete list or description of each material employee benefit plan, arrangement, policy, program or agreement and any amendments or modifications thereof (including, without limitation, all stock purchase, stock option, stock incentive, severance, retirement, employment, change-in-control, health/welfare plans, fringe benefit, bonus, incentive, deferred compensation, pension and other agreements, programs, policies and arrangements, whether or not subject to ERISA) that is sponsored by, or maintained or contributed to as of the date of this Agreement by the Company or any of its Subsidiaries (collectively, the “Plans”).

(b) The Company has previously provided or made available to Parent and Merger Sub true and complete copies of each of the Plans and each of the following: (i) audited financial statements and the actuarial valuation reports for each such Plan (if applicable) for the last three (3) years, (ii) the most recent determination letter from the Internal Revenue Service (if applicable) for each such Plan, (iii) any summary plan description by the Company or its Subsidiaries to the Company Employees concerning the extent of the benefits provided under such Plan, and (iv) for the most recently completed year, the Form 5500 and attached schedules (if applicable).

(c) Each of the Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service, or has applied to the Internal Revenue Service for such a letter within the applicable remedial amendment period or such period has not expired, and to the knowledge of the Company, nothing has occurred that would reasonably be expected to result in any such letter being revoked or not being issued or reissued. (i) Each of the Plans has been operated in material compliance and administered in all material respects and was established in accordance with its terms and applicable Laws, including but not limited to ERISA and the Code; (ii) there are no pending, or, to the knowledge of the Company, threatened or anticipated material Actions (other than routine claims for benefits) by, on behalf of, or against any of the Plans or any trusts related thereto and no facts or circumstances exist that could give rise to any such Actions; and (iii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service or other governmental agencies are pending, in progress or to the knowledge of the Company, threatened.

(d) None of the Plans provides health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state law).

(e) Each Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(f) Except as provided in Section 2.3 of this Agreement or as set forth on Section 3.14(f) of the Company Disclosure Letter, no Plan exists that, as a result of the execution of this Agreement or the Asset Purchase Agreement, shareholder approval of this Agreement or the Asset Purchase Agreement, or the consummation of the transactions contemplated by this Agreement or the Asset Purchase Agreement (in each case, whether alone or in connection with any subsequent event(s)), in respect of any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries, provides for or could (i) result in severance pay becoming due or any increase in the amount of compensation, benefits or severance pay upon any termination of employment on or after the date of this Agreement, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to, any of the Plans, (iii) increase any benefits otherwise payable under any Plan, (iv) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered), or (v) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any employee, director or consultant of the Company or any of its Subsidiaries.

(g) Neither the Company nor any of its ERISA Affiliates maintains, sponsors, contributes to, or has any liability with respect of, or within the preceding six (6) years has maintained, sponsored or contributed to, or could reasonably be expected to have, any liability with respect to (x) any employee benefit plan that is (or was) subject to Section 412 of the Code, Title IV of ERISA or Section 302 of ERISA, (y) any “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code, or (z) a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code. For purposes of this Agreement, an “ERISA Affiliate” includes any entity that would have ever been considered a single employer with the Company under Section 4001(b) of ERISA or part of the same “controlled group” as the Company for purposes of Section 302(d)(3) of ERISA.

(h) Section 3.14(h) of the Company Disclosure Letter sets forth a true and complete list of all the employees of the Company and its Subsidiaries as of the date of this Agreement (the “Business Employees”), describing or identifying for each: the entity by which he/she is employed, his/her position, title, date of hire, whether classified as exempt or non-exempt for wage and hour purposes, business location, annual base salary or other wage rate, bonus potential and eligibility (including annual bonus in respect of 2016 and target or anticipated bonus for 2017), and status (i.e., active or inactive and if inactive, the type of leave and estimated return date). Section 3.14(h) of the Company Disclosure Letter sets forth a complete and accurate list of all independent contractors, consultants, temporary employees, and leased employees employed or used with respect to the business of the Company or any of its Subsidiaries and who are compensated and classified as other than employees (“Contingent Workers”). The Company or applicable Subsidiary has properly classified and treated any independent contractors, consultants and all other Contingent Workers in accordance with all applicable Laws and for purposes of all Plans.

(i) Except as set forth on Section 3.14(i) of the Company Disclosure Letter, (i) each of the Company and its Subsidiaries is and has been in compliance in all material respects with all applicable Laws respecting labor and employment (including respecting fair employment practices, work place safety and health, terms and conditions of employment, wages and hours, classification of workers as either employees or independent contractors, classification of employees as either exempt or non-exempt for wage and hour purposes, whistleblowing and anti-retaliation, child labor, prevailing wages, plant closings and mass layoffs, affirmative action, and immigration); (ii) neither the Company nor any of its Subsidiaries is delinquent in any payments to any Business Employee or Contingent Worker for any wages, salaries, commissions, bonuses, fees, incentive payments or grants, or other direct compensation due with respect to any employment, engagement or services performed to the date hereof or amounts required to be reimbursed to such Business Employees or Contingent Workers; (iii) there are no, and since January 1, 2014 there have been no Actions with respect to employment or labor matters (including involving allegations of employment discrimination, harassment, retaliation, misclassification of workers or employees, wage and hour violations, or unfair labor practices) pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries in any judicial, regulatory, administrative or arbitral forum, under any private dispute resolution procedure, or internally; (iv) none of the employment policies or practices of the Company or any of its Subsidiaries is currently being audited by any Governmental Entity or, to the knowledge of the Company, investigated or subject to imminent or threatened audit or investigation by any Governmental Entity; and (v) neither the Company nor any of its Subsidiaries is, and since January 1, 2014 neither the Company nor any of its Subsidiaries has been, subject to any Order by any Governmental Entity or private settlement contract in respect of any labor or employment matters.

(j) Neither the Company nor any of its Subsidiaries has effectuated or experienced a “plant closing” or “mass layoff” as defined in the federal WARN Act or any similar state, local or foreign Law affecting any site of employment of the Company or any of its Subsidiaries or one or more facilities, or otherwise effectuated or experienced any event or terminations requiring advance written notice under the federal WARN Act or any such similar state, local or foreign Law.

3.15 Certain Contracts.

(a) As of the date hereof, except as set forth on Section 3.15 of the Company Disclosure Letter or pursuant to any Plan listed on Section 3.14(a) of the Company Disclosure Letter, none of the Company or any of its Subsidiaries or any Company Fund is a party to or is bound by any Contract, whether written or oral (other than this Agreement, the Asset Purchase Agreement, or any Contract solely between or among the Company and/or its wholly-owned Subsidiaries other than any Subsidiary that is a Purchased Entity):

(i) which is a “material contract” (as defined in Item 601(b)(10) of Regulation S-K of the Securities Act) that has not been filed as an exhibit to one of the Company SEC Reports;

(ii) pursuant to which the Company or any of its Subsidiaries provides services to any Client;

(iii) which (A) limits (or purports to limit) the ability of the Company or any of its Subsidiaries to compete in any line of business, investment strategy or geographic region, or with any Person, including any Contract that requires the Company or its Subsidiaries to work exclusively with any Person in any area or geographic region, or which by its terms would so limit the freedom of Parent or any of its Subsidiaries after the Effective Time, (B) requires the Company or any of its Subsidiaries (or any of their present or future affiliates) to make referrals of business or requires the Company or any of its Subsidiaries (or any of their present or future affiliates) to make available investment opportunities or provide products or services to any Person on a priority or exclusive basis, (C) provides for “most favored nation” rights with respect to pricing or other terms to another Person, (D) limits (or purports to limit) the ability of the Company or any of its Subsidiaries to use, pursue registration of, or otherwise exploit any material Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries, including any Contract that grants any exclusive right in Intellectual Property to any third party, or (E) limits the ability of the Company or any of its Subsidiaries to solicit or hire any Person as a client, investor or service provider (other than obligations with respect to non-solicitation of employees of another Person pursuant to confidentiality agreements entered into by the Company or its Subsidiaries);

(iv) which relates to a joint venture, partnership or other similar agreement or arrangement entered into by the Company or one of its Subsidiaries for its own account;

(v) which (A) is (i) a repurchase or reverse repurchase agreement or (ii) an indenture, credit agreement, loan agreement, note purchase agreement, security agreement, guarantee, reimbursement agreement, note, mortgage or other Contract providing for or securing Indebtedness (or guaranteeing or having the effect of guaranteeing the Indebtedness of another Person) (other than any such Indebtedness between or among the Company and/or its wholly-owned Subsidiaries other than any Subsidiary that is a Purchased Entity) and, with respect to each Contract described in this clause (A), the total funded Indebtedness of the Company and its Subsidiaries as of the close of business on September 30, 2017 is set forth next to such Contract on Section 3.15(a)(v)(A) of the Company Disclosure Letter (and such amount has not increased, in any material respect, from September 30, 2017 through the date of this Agreement other than as a result of any interest accrued through such date or as otherwise set forth on Section 3.15(a)(v)(A) of the Company Disclosure Letter), (B) grants a Lien (other than a Permitted Lien) or restricts the granting of Liens on any property or asset that is material to the Company and its Subsidiaries, or (C) restricts payment of dividends or any distributions in respect of the equity interests of the Company or any of its Subsidiaries;

(vi) which relates to the acquisition or disposition of any business by the Company or its Subsidiaries (whether by merger, sale of stock, sale of assets or otherwise) and which contains representations, covenants or other obligations (including earn-out, deferred, or other contingent payment obligations or indemnification obligations) that remain outstanding (excluding any Contract for which all such rights and obligations have been satisfied or under which there remain only immaterial obligations);

(vii) under which the Company or any Subsidiary is granted any license or similar right relating to Intellectual Property of a third party which involves the payment of $100,000 or more on an annual basis (but excluding licenses for commercially available, off-the-shelf software);

(viii) (A) which requires payments in excess of $100,000 individually (or $250,000 in the aggregate) to be made by the Company or any of its Subsidiaries upon a change in control thereof or (B) provides for a right of termination upon a change in control and involves the payment by or to the Company or its Subsidiaries of more than $100,000 per annum individually (or $250,000 in the aggregate);

(ix) which grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any of its Subsidiaries;

(x) which is a consulting agreement involving the payment of more than $100,000 per annum (other than any such contract that is terminable with less than sixty (60) days’ notice without any required payment or other conditions (other than the condition of notice));

(xi) which is a swap, forward or other derivatives Contract, including any such Contract relating to any credit default swap, total return swap, currency, interest rate, or other hedging activity;

(xii) which is an insurance wrapper or other credit support or similar agreement with or with respect to any Company Fund;

(xiii) which is an agreement between the Company or any of its Subsidiaries, on the one hand, and any director, officer, or Affiliate of the Company or any of its Subsidiaries, on the other hand;

(xiv) providing for indemnification of any officer, director, employee or agent;

(xv) which is a collective bargaining or other Contract with any labor union, works council or other labor organization; or

(xvi) which required aggregate payments to or from the Company or its Subsidiaries during the 12 month period ending August 31, 2017 in excess of $100,000 (other than any Investment Advisory Agreement, any Contract relating to the Purchased Assets or the Assumed Liabilities or any other Contract under which the Company and the counterparties thereto have no continuing obligations).

Each Contract of the type described in this Section 3.15(a) is referred to herein as a “Company Contract”. True, correct and complete copies of each Company Contract, including all amendments thereto, have been made available to Parent.

(b) Each Company Contract is valid and binding on the Company or its applicable Subsidiary and/or the applicable Company Fund and is in full force and effect and enforceable in accordance with its terms (other than as a result of the expiration of the term of such Company Contract or other termination of such Company Contract in accordance with the terms of this Agreement) subject to the Enforceability Exceptions, and, to the knowledge of the Company, is valid and binding on the other parties thereto. The Company and each of its Subsidiaries and the Company Funds and, to the knowledge of the Company, each of the other parties thereto, are not in breach of, default or violation under any Company Contract and no event or condition has occurred or exists which constitutes or, after notice or lapse of time or both, would constitute a breach, default or violation on the part of the Company, any of its Subsidiaries or any Company Fund, or to the knowledge of the Company, of any other party thereto, under any such Company Contract, in each case except for any such breach, default or violation that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

3.16 Derivative Contracts. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements (“Derivative Contracts”) entered into by the Company or its Subsidiaries or any of the Company Funds were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any applicable Governmental Entity, in each case in all material respects, and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or one of its Subsidiaries or Company Funds enforceable in accordance with their terms (subject to the Enforceability Exceptions). Neither the Company nor its Subsidiaries nor any of the Company Funds, nor to the Company’s knowledge any other party thereto, is in material breach of any of its obligations under any Derivative Contracts and the financial position of the Company and its Subsidiaries and, if applicable, the Company Funds (on a consolidated basis thereunder, where applicable) has been reflected in the books and records of the Company and such Subsidiaries and/or the Company Funds in accordance with GAAP consistently applied.

3.17 Excluded Assets.

(a) As of the close of business on September 30, 2017, other than the Loans Held for Sale and the Purchased Assets, the Company and its Subsidiaries did not hold any loans or loan assets (other than loans or loan assets that have been charged off) and had not made any commitments to provide financing to any Person.

(b) Section 3.17(b) of the Company Disclosure Letter sets forth a complete and accurate list (i) as of the close of business on September 30, 2017 of the Loans Held For Sale, including with respect to each loan the issuer name; asset name; commitment; outstanding principal balance; unfunded commitment; unamortized fees/OID; accrued interest; accrued unused fees; amortized cost; net book value; destination portfolio; and lien position and (ii) the Company Fund for which the loan is being held.

(c) Section 3.17(c) of the Company Disclosure Letter sets forth a complete and accurate list as of the close of business on September 30, 2017 of all of the interests in Company Funds owned by the Company or its Subsidiaries (the “CLO Interests”), including the entity owning the interest; name of issuer; outstanding principal balance, accrued interest and book value as of September 30, 2017; and whether such CLO Interest is to be sold to Asset Buyer under the Asset Purchase Agreement. All the CLO Interests have been duly authorized and validly issued and are free and clear of all Liens (other than restrictions imposed by the applicable Fund Documentation).

(d) All of the Excluded Assets are owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens and, with respect to the Loans Held for Sale, Liens under warehouse facilities that are listed in Section 3.15(a)(v) of the Company Disclosure Letter.

(e) The aggregate unfunded amounts of the Committed Funding Amount (as defined in the Asset Purchase Agreement) as of the date of this Agreement is less than $300,000,000.

3.18 Properties and Leases. Section 3.18 of the Company Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all real property owned, leased, subleased or licensed by the Company or its Subsidiaries. The Company and its Subsidiaries (i) have good, valid and, in the case of real property, marketable title to, or valid leasehold or sublease interests, as applicable, or other comparable Contract rights in or relating to, all of the real property and other tangible assets used in, in any material respect, or necessary for the conduct of their businesses as currently conducted (after taking into account the transactions contemplated by the Asset Purchase Agreement), free and clear of all Liens except for Permitted Liens, and (ii) are collectively the lessee of all material property which is purported to be leased by the Company and its Subsidiaries and are in possession of such properties. Each lease for such property described in clause (i) and (ii) of the preceding sentence is valid and in full force and effect without material default thereunder by the lessee or, to the knowledge of the Company, the lessor, and no event or condition has occurred or exists which constitutes or, after notice or lapse of time or both, would constitute a material default or violation on the part of the Company or any of its Subsidiaries, or to the knowledge of the Company, of any other party thereto. True, correct and complete copies of each such lease, including all amendments thereto, have been made available to Parent.

3.19 Intellectual Property. The Company and its Subsidiaries own or have a valid license to use all (a) trademarks, service marks, trade names, slogans, logos and other identifiers of source, and all goodwill related thereto, (b) copyrights, (c) patents and industrial designs (including the inventions therein), (d) computer programs (whether in source code or object code), databases, data compilations, technology and all documentation related thereto, and (e) trade secrets, including know-how, algorithms, models, methodologies, processes, and other confidential information (including any registrations or applications for registration of any of the foregoing) (collectively, the “Intellectual Property”) necessary to carry on their business substantially as currently conducted. Section 3.19 of the Company Disclosure Letter sets forth a true and complete list of all issued patents and patent applications, trademark registrations and applications, copyright registrations and Internet domain names owned by the Company or any Subsidiary. All Intellectual Property owned by the Company and its Subsidiaries is in full force and effect, and the Company or a Subsidiary is the sole owner of all such Intellectual Property free and clear of any Liens. Neither the Company nor any such Subsidiary has received any notice of infringement or misappropriation of or conflict with, and there are no infringements or misappropriation of or conflicts with, the rights of others with respect to the use of any Intellectual Property. To the Company’s knowledge, no activity by the Company or its Subsidiaries infringes or violates (or in the past infringed or violated) any other party’s Intellectual Property or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any other party’s Intellectual Property. To the Company’s knowledge, no other party is infringing or misappropriating any Intellectual Property owned by the Company or a Subsidiary. The Company and its Subsidiaries have taken commercially reasonable measures to prosecute, maintain and protect their owned Intellectual Property, including the confidentiality of trade secrets. There have been no material security breaches in the information technology systems of the Company or its Subsidiaries. During the two (2) year period prior to the date of this Agreement, there has been no failure with respect to the information technology systems of the Company or its Subsidiaries that has had a material effect on the operations of the Company or its Subsidiaries.

3.20 Labor Matters. Neither the Company nor any of its Subsidiaries (a) is a party to or is bound by any collective bargaining agreement or other Contract with a labor union or labor organization, (b) has any duty to recognize or bargain with any union or labor organization or other person purporting to act as the exclusive bargaining representative of any Business Employees or Contingent Workers and no union or other labor organization claims or demands to represent any Business Employees or Contingent Workers, or (c) has committed or engaged in any unfair labor practice. There is no strike or other material labor dispute pending or, to the Company’s knowledge, threatened, nor is the Company aware of any activity involving its or any of its Subsidiaries’ Business Employees or Contingent Workers seeking to certify a collective bargaining unit or engaging in other similar organizational activity.

3.21 Environmental Matters. The Company and its Subsidiaries are and have been in compliance with applicable Law relating to the protection of human health or safety, the environment, natural resources, hazardous or toxic substances, materials or wastes, pollutants, contaminants, petroleum or its byproducts, or asbestos-containing materials (collectively, “Environmental Laws”). Neither the Company nor any of its Subsidiaries is subject to any pending, or to knowledge of the Company, threatened Action, Order or any written notice alleging material noncompliance with, or liability under, any Environmental Law. Neither the Company nor any of its Subsidiaries has released, generated, stored, treated, transported, disposed of, or arranged for the disposal of hazardous or toxic substances, materials or wastes, pollutants, contaminants, petroleum or its byproducts, or asbestos-containing materials at any location except as would not reasonably be expected to give rise to material liability under Environmental Law. The Company has made available to Parent copies of all material environmental reports, studies and assessments in its possession or reasonable control relating to the owned and leased real property, facilities or operations of the Company or any of its Subsidiaries.

3.22 Information in Proxy Statement. The Proxy Statement will not, at the time of the filing and mailing of the Proxy Statement and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein that are supplied by Parent, Merger Sub or the Asset Buyer (or their respective Affiliates) for inclusion therein.

3.23 Takeover Statutes. The Company has taken all action necessary to exempt and/or exclude this Agreement, the Asset Purchase Agreement, and the transactions and agreements contemplated by this Agreement and the Asset Purchase Agreement, including the Merger, from: (i) the restrictions on business combinations set forth in § 203 of the DGCL; and (ii) any and all other similar antitakeover Law (each Law referred to in clauses (i) and (ii), a “Takeover Statute”). Accordingly, no Takeover Statute applies to this Agreement, the Asset Purchase Agreement, or the transactions and agreements contemplated by this Agreement and the Asset Purchase Agreement, including the Merger.

3.24 Affiliated Transactions. Since January 1, 2014, there have been no transactions or Contracts between the Company or any of its Subsidiaries on the one hand, and the affiliates of the Company on the other hand (other than the Company’s Subsidiaries), that would be required to be disclosed under Item 404 under Regulation S-K under the Securities Act and that have not been so disclosed in the Company SEC Reports.

3.25 Broker’s Fees. Except for Credit Suisse Securities (USA) LLC (“Credit Suisse”) and Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), neither the Company nor any Subsidiary thereof nor any of their respective officers or directors has employed any broker, investment banker, financial advisor or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement or the Asset Purchase Agreement. The fee payable by the Company to each of Credit Suisse and Houlihan Lokey in connection with the transactions contemplated hereby and by the Asset Purchase Agreement is described, with respect to Credit Suisse, in an engagement letter between the Company and Credit Suisse and, with respect to Houlihan Lokey, in an engagement letter between the Company and Houlihan Lokey. The Company has provided to Parent complete and correct copies of such engagement letters with Credit Suisse and Houlihan Lokey.

3.26 Opinions of Financial Advisors. The Board of Directors of the Company has received the separate opinions of Credit Suisse and Houlihan Lokey, each to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, qualifications and other matters set forth therein, the Merger Consideration to be received by holders of Company Common Stock (other than excluded holders as set forth in such opinions and their respective affiliates) is fair from a financial point of view to such holders. A signed copy of each such opinion will be made available to Parent on a non-reliance basis for informational purposes only promptly following receipt thereof by the Board of Directors of the Company.

3.27 Insurance. Section 3.27 of the Company Disclosure Letter contains a true, correct and complete list of all material insurance policies and bonds insuring each of the Company and its Subsidiaries and their personnel, assets, properties and operations. The Company has made available to Parent true, correct and complete copies of all such policies and bonds. All such policies and bonds provide coverage in such amounts and against such risks as is sufficient to comply with applicable Law or any Company Contract outstanding as of the date hereof, are outstanding and in full force and effect, and no insurer has refused, denied or disputed coverage of any claim made thereunder. All premiums and other payments due under any such policy or bond have been paid, and all claims thereunder have been filed in due and timely fashion. None of the Company or its Subsidiaries is in material default under any provisions of any such insurance nor has any of the Company or its Subsidiaries received notice of cancellation of or cancelled any such insurance, nor has any insurer threatened cancellation or non-renewal of any such insurance. For all claims made under such policies and bonds, the Company and its Subsidiaries have timely complied with any applicable notice provisions.

3.28 Asset Purchase Agreement. The Company has provided Parent with a true, correct and complete copy of the Asset Purchase Agreement (including all schedules, exhibits and annexes thereto). The representations and warranties of the Company in the Asset Purchase Agreement are true and correct as of the date hereof.

3.29 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III or in any certificate delivered by the Company at the Closing pursuant to Section 6.2(d) or Section 6.2(e), neither the Company nor any Representative of the Company (or other Person) has made any express or implied representation or warranty of any kind or nature with respect to (x) the Company or the condition, value or quality of the Company or the Company’s business or operations, (y) any opinion, information, projection, forecast or advice regarding future results, prospects or activities of the Company or the Company’s business or operations or (z) any materials, presentations, statements or information made, communicated, or furnished (orally or in writing) to Parent, Merger Sub or their affiliates or representatives (including any due diligence information, data room materials or any opinion, information, projection, forecast or advice that may have been or may be provided to Parent or Merger Sub). Neither the Company nor any Representative of the Company shall have, or be subject to, any liability resulting from any materials, presentations, statements or information made, communicated, or furnished (orally or in writing) to Parent, Merger Sub or their affiliates or representatives (including due diligence information, data room materials or any opinion, information, projection, forecast or advice that may have been or may be provided to Parent or Merger Sub) and Parent or Merger Sub may not rely on any express or implied representation or warranty of any kind or nature (and may not rely on any opinions, information, projections, forecasts, advice, materials, presentations, statements or information of any kind or nature), other than, in each case, the representations and warranties of the Company expressly contained in Article III of this Agreement or in any certificate delivered by the Company at the Closing pursuant to Section 6.2(d) or Section 6.2(e), and all other representations and warranties are specifically disclaimed.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT, BUYER AND MERGER SUB

Except as otherwise specified in the corresponding sections of a disclosure letter delivered by Parent to the Company prior to or concurrently herewith (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section of the Parent Disclosure Letter shall also be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), Parent, Buyer and Merger Sub (collectively, the “Buyer Entities”) hereby represent and warrant to the Company as follows:

4.1 Corporate Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Buyer is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Each Buyer Entity has the corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business as a foreign entity and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary. Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no other business activities.

4.2 Authority.

(a) Each Buyer Entity has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated hereby. The Board of Directors of Parent at a duly held meeting has approved this Agreement, the execution and delivery of this Agreement and the transactions contemplated hereby, and the Board of Directors of Merger Sub has (i) determined that this Agreement and the Merger are fair to and in the best interests of Merger Sub and its stockholders and declared this Agreement and the Merger to be advisable in accordance with the DGCL and (ii) approved the Merger, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. Except as described in Section 4.2(b), no other corporate proceedings or actions on the part of any Buyer Entity is necessary to approve this Agreement or to consummate the transactions contemplated hereby.

(b) This Agreement has been duly and validly executed and delivered by each Buyer Entity and (assuming due authorization, execution and delivery by the Company) constitutes a legal, valid and binding obligation of each Buyer Entity, as applicable, enforceable against such Buyer Entity, as applicable, in accordance with its terms and conditions, except as enforcement may be limited by the Enforceability Exceptions. Except as obtained as of the date hereof, no vote or consent of the holders of any class or series of capital stock or other securities of Parent or Buyer is necessary to approve this Agreement or the Merger or the transactions contemplated hereby. The adoption of this Agreement by Buyer as the sole stockholder of Merger Sub (which shall have occurred immediately following the execution of this Agreement) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the transactions contemplated hereby, including the Merger.

4.3 Consents and Approvals.

(a) The execution and delivery of this Agreement by the Buyer Entities, the consummation by the Buyer Entities of the transactions contemplated hereby, and the compliance by the Buyer Entities with any of the terms or provisions hereof, do not and will not (i) violate any provision of the limited liability company agreement or certificate of formation of Buyer or the certificate of incorporation or bylaws of Parent or Merger Sub or (ii) assuming that the Consents, notifications, filings and registrations referred to in Section 4.3(b) are duly obtained or made, (x) violate any Law or Order applicable to the Buyer Entities or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of or default under (with or without notice or lapse of time, or both), result in the loss of any benefit under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Buyer Entities under, any Contract to which any Buyer Entity is a party, or by which they or any of their respective properties or assets is bound, except, in the case of the foregoing clause (ii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) No Consents of, notifications to or filings or registrations with, any Governmental Entities are required to be obtained or made by or on behalf of Parent or any of its Subsidiaries in connection with the execution, delivery or performance by the Buyer Entities of this Agreement and the consummation by the Buyer Entities of the transactions contemplated hereby, except for (i) any notices required to be filed under the HSR Act and the expiration or termination of any applicable waiting periods thereunder, (ii) compliance with any applicable requirements of the Exchange Act, (iii) the filing of the Certificate of Merger with the Delaware Secretary of State pursuant to the DGCL and (iv) any such Consent, notification, filing or registration the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.4 Ownership of Shares. As of the date of this Agreement, none of the Buyer Entities or any of their controlled affiliates beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any shares of Company Common Stock or any securities that are convertible into or exchangeable or exercisable for shares of Company Common Stock, or holds any rights to acquire (other than pursuant to this Agreement) or vote any shares of Company Common Stock. As of the date of this Agreement, to the knowledge of Parent, none of the Buyer Entities or any of their “affiliates” or “associates” is, or at any time during the last three (3) years has been, an “interested stockholder” of the Company, in each case as defined in Section 203 of the DGCL.

4.5 Broker’s Fees. Except for Wells Fargo Securities, LLC, none of the Buyer Entities or any other Subsidiary of Parent or any of their respective officers or directors has employed any broker, investment banker, financial advisor or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

4.6 Information in Proxy Statement. The information provided by Parent or any of its Affiliates for inclusion in the Proxy Statement will not, at the time of the filing and mailing of the Proxy Statement and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

4.7 Certain Arrangements. As of the date hereof, there are no Contracts, whether written or oral, between Parent, Buyer or any of their respective Subsidiaries or controlled Affiliates, on the one hand, and any beneficial owner of more than five percent (5%) of the outstanding shares of Company Common Stock, any member of the Company’s management or any member of the Company’s board of directors, on the other hand, relating to the Company or the transactions contemplated by this Agreement or to the operations or business of the Company following the Closing.

4.8 Availability of Funds. At the Closing, Parent and Buyer will have available cash funds that, together with the net proceeds to the Company from the transactions contemplated by the Asset Purchase Agreement, will be sufficient for Parent, Buyer and the Surviving Corporation to make (or cause to be made) the payments contemplated by Article II (other than any payments with respect to the Contingent Value Rights) and to pay all fees and expenses of Parent, Buyer and the Surviving Corporation in connection with the transactions contemplated by this Agreement and the Asset Purchase Agreement.

4.9 No Other Representations.

(a) Except for the representations and warranties contained in this Article IV or in any certificate delivered by Parent, Buyer and Merger Sub at the Closing pursuant to Section 6.3(c), none of Parent, Buyer or Merger Sub or any of their respective Representatives has made any express or implied representation or warranty of any kind or nature, and all other representations and warranties are specifically disclaimed.

(b) Parent, Buyer and Merger Sub each acknowledges and agrees that it (i) has had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the Company, (ii) has had reasonable access to (x) the books and records of the Company and its Subsidiaries and (y) the documents provided by the Company for purposes of the transactions contemplated by this Agreement, (iii) has been afforded the opportunity to ask questions of and receive answers from officers of the Company and (iv) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby.

(c) Parent, Buyer and Merger Sub each acknowledges and agrees that, except for the representations and warranties of the Company contained in Article III or in any certificate delivered by the Company at the Closing pursuant to Section 6.2(d) or Section 6.2(e): (i) neither the Company nor any Representative of the Company has made any express or implied representation or warranty of any kind or nature with respect to (x) the Company or the condition, value or quality of the Company or the Company’s business or operations, (y) any opinion, information, projection, forecast or advice regarding future results, prospects or activities of the Company or the Company’s business or operations or (z) any materials, presentations, statements or information made, communicated, or furnished (orally or in writing) to Parent, Buyer, Merger Sub or their affiliates or representatives (including any due diligence information, data room materials or any opinion, information, projection, forecast or advice that may have been or may be provided to Parent, Buyer or Merger Sub), (ii) neither the Company nor any Representative of the Company shall have, or be subject to, any liability resulting from any materials, presentations, statements or information made, communicated, or furnished (orally or in writing) to Parent, Buyer, Merger Sub or their affiliates or representatives (including due diligence information, data room materials or any opinion, information, projection, forecast or advice that may have been or may be provided to Parent, Buyer, or Merger Sub) and (iii) Parent, Buyer, or Merger Sub have not relied on any express or implied representation or warranty of any kind or nature, other than the representations and warranties of the Company expressly contained in Article III of this Agreement, in any certificate delivered by the Company at the Closing pursuant to Section 6.2(d) or Section 6.2(e) and that all other representations and warranties are specifically disclaimed.

ARTICLE V.

COVENANTS

5.1 Conduct of Business Prior to the Effective Time. Except as (i) expressly contemplated or permitted by this Agreement or the Asset Purchase Agreement, (ii) consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or (iii) required by applicable Law or in connection with the performance by the Company and its Subsidiaries of their obligations under any applicable Collateral Management Agreement: during the period from the date of this Agreement to the Effective Time, (x) the Company shall, and shall cause each of its Subsidiaries and the Company Funds to, (i) conduct its business in all material respects in the ordinary course consistent with past practice and in accordance with applicable Fund Documentation and (ii) use its reasonable best efforts to maintain and preserve intact its business organization (including relationships with clients, regulators and other persons material to the business of the Company and its Subsidiaries) and to keep available the services of its officers and employees and (y) the Company shall not, and shall not permit any of its Subsidiaries to, do the following:

(a) adjust, split, combine, reclassify or effect any similar transaction with respect to the Company Securities;

(b) set any record or payment dates for the payment of any dividends or distributions on the Company Securities or make, declare, set aside or pay any dividend or make any other distribution on the Company Securities, except (i) for dividends paid before the Closing by any direct or indirect wholly-owned Subsidiary to the Company or to any other direct or indirect wholly-owned Subsidiary of the Company or (ii) a regular quarterly cash dividend on the Company Common Stock payable in the fourth quarter of calendar year 2017 at a rate not in excess of $0.02 per share;

(c) issue, sell, dispose, authorize, grant, redeem, purchase or otherwise acquire, any Company Securities, except (i) pursuant to the exercise of the Company Equity Awards or the Company Warrants, or (ii) pursuant to the surrender of shares of Company Common Stock to the Company or the withholding of shares of Company Common Stock by the Company to cover tax withholding obligations under the Company Stock Plan pursuant to the exercise of the Company Options;

(d) sell, transfer, mortgage, grant a Lien on, encumber, license, abandon, permit to lapse or otherwise dispose of any of its material assets or properties to any Person, by merger, consolidation, asset sale, other business combination (including formation of a joint venture) or otherwise, except (i) as expressly required by the terms of any Contract in force at the date of this Agreement and expressly referenced in Section 5.1(d) of the Company Disclosure Letter, (ii) sales by the Company or its Subsidiaries of Loans Held for Sale in accordance with Section 5.17; provided that any sales pursuant to the foregoing clause (ii) are for cash (or equity securities in connection with any restructuring, waiver or workout) and at an aggregate price not less than the aggregate acquisition cost of such Loans Held for Sale or (iii) sales by the Company or its Subsidiaries of Purchased Assets other than (A) the sale of any Dartmouth Assets or (B) the sale of the Owned Real Property (as defined in the Asset Purchase Agreement) or the equity of NWP NEWS LLC for proceeds (net of all expenses of the Company and its Subsidiaries relating thereto) of less than $10,000,000 or involving any ongoing obligations of the Company or any of its Subsidiaries;

(e) make any acquisition of another Person or division thereof or otherwise make material purchases of any property or assets from any Person, by purchase or other acquisition of stock or other equity interests (other than in a fiduciary or agent capacity) by merger, consolidation, asset purchase, other business combination or otherwise, except (i) pursuant to foreclosures and other similar transactions in the ordinary course of business consistent with past practice;

(f) purchase, originate, otherwise acquire or enter into any new loan commitment, increase any loan commitment, or fund any loans, other than (i) transfers in accordance with Section 5.17(e); (ii) funding commitments under Signing Date Investments (as defined in the Asset Purchase Agreement) on the terms in effect as of the date of this Agreement, provided that the aggregate amount funded under this clause (ii) does not exceed the aggregate unfunded amounts of the Committed Funding Amount (as defined in the Asset Purchase Agreement) as of the date of this Agreement; and (iii) prior to the Specified Date, purchasing, originating, otherwise acquiring or entering into any new commitment with respect to loans that are Purchased Assets (or would be Purchased Assets if the closing of the transactions contemplated by the Asset Purchase Agreement were to have occurred immediately following such funding or acquisition) or increasing commitments in respect thereof, provided that (x) the aggregate funding obligations (including future commitments) of the Company and its Subsidiaries under such purchases, originations, acquisitions and commitments for all such loans and commitments is less than (y) the aggregate proceeds received by the Company and its Subsidiaries after the date of this Agreement as a result of the prepayment, sale or other disposition of loans that would have been Purchased Assets if such prepayment, sale or other disposition had not occurred, with this proviso only being taken into account, and (x) and (y) being measured, as of a date that is ten Business Days before the date scheduled for the Company Stockholders Meeting or such other date as may be agreed by the parties (the “Specified Date”);

(g) enter into or renew, extend, amend or modify in any material respect or terminate or waive any material terms or conditions of, any Company Contract or Contract that would have been a Company Contract if entered into prior to the date of this Agreement;

(h) except (i) as required by Law or (ii) as required by any Contract outstanding as of the date hereof (including any Plan) and listed in the Company Disclosure Letter: (A) increase, or commit to increase, the compensation (including base salary, wages and annual or long-term incentive opportunities or payments or benefits) of any of its employees, officers, directors or independent contractors, except for annual increases in the base salary or wages of employees (other than the members of the management committee) in the ordinary course of business at a time (and in an amount) that is consistent with past practice and subject to Section 5.1(h) of the Company Disclosure Letter, (B) grant or pay any severance, retention payment, annual incentive payment, bonus, or benefit in the form of a welfare benefit or perquisite, or (C) become a party to, amend, terminate, establish or enter into any Plan or any other arrangement that would have been a Plan had it been in effect on the date hereof;

(i) hire or terminate (other than for cause) any employee other than to replace non-officer employees who terminate during the period from the date of this Agreement to the Effective Time, on terms substantially similar to the arrangements of the employee being replaced;

(j) communicate with or to any Company employee regarding the compensation, benefits or other treatment (in his or her capacity as an employee) that he or she will receive, or that will be provided generally to Company employees or subsets thereof, in connection with the Merger, unless such communications are consistent with prior directives or communications provided or approved by Parent;

(k) make or incur any capital expenditures or expenditures with respect to the Owned Real Property (as defined in the Asset Purchase Agreement) unless the cost of such expenditures is borne by the Asset Buyer;

(l) amend its certificate of incorporation, bylaws or similar governing documents;

(m) incur, assume or issue instruments or securities evidencing any Indebtedness, or assume, guarantee or otherwise become responsible for the obligations of any Person or agree to permit, permit or suffer any Lien (other than Permitted Liens) on any properties or assets that are material to the Company or any of its Subsidiaries, or agree or covenant to restrict or prohibit the imposition of any Lien on any properties or assets that are material to the Company or any of its Subsidiaries (other than any such “negative pledge” that is a Permitted Lien) except for (i) Indebtedness for borrowed money of the Company or any of its wholly-owned Subsidiaries to the Company or any of its other wholly-owned Subsidiaries (other than any Subsidiary that is a Purchased Entity, (ii) the rollover of repurchase facilities in effect as of the date of this Agreement, (iii) any Indebtedness (and related Liens) incurred in connection with the redemption of the 2012-2 CLO Transaction prior to the Closing; (iv) borrowings under the Company’s warehouse lines to fund any delayed draw term loan, revolving loan facility, incremental facility, letter of credit facility or similar commitment in effect as of the date of this Agreement or made or entered into in after the date of this Agreement in accordance with the terms of this Agreement; (v) between the date of this Agreement and the Specified Date, borrowings under the Company’s warehouse lines in an aggregate amount that does not exceed the aggregate amount of Indebtedness retired in connection with any prepayment of, or any sale or other disposition by the Company and its Subsidiaries of, any Purchased Assets between the date of this Agreement and the Specified Date; provided that this clause (v) shall only be taken into account and measured as of the Specified Date; and (vi) borrowings to fund ordinary course expenses of the Company and its Subsidiaries, provided that any Indebtedness incurred pursuant to the foregoing clauses (i)-(vi) is on terms in effect as of the date of this Agreement;

(n) cancel or forgive any Indebtedness or claims owed to or held by the Company other than (A) Indebtedness or claims that are Purchased Assets (other than Dartmouth Assets) or (B) for immaterial amounts in the ordinary course of business;

(o) enter into any settlement agreement, or otherwise release, waive or compromise, any claims or Actions (i) related to any Transaction Litigation, except in accordance with Section 5.11 or (ii) that is (or is threatened) against the Company or any of its Subsidiaries or any Company Fund, that (A) involves the payment by the Company or any of its Subsidiaries or any Company Fund of an amount that exceeds $100,000 individually or $250,000 in the aggregate (excluding any amounts that will be paid under existing insurance policies of the Company or any of its Subsidiaries) or (B) materially restricts the ongoing business and operations of the Company or any of its Subsidiaries or any Company Fund;

(p) make any changes in its accounting principles, methods, practices or policies, except as may be required by reason of a change in applicable Law or GAAP, in each case as concurred in by the Company’s independent public accountants;

(q) (A) make or change any Tax election or file any amendment to a Tax Return, (B) enter into any closing agreement, settle any material Tax claim, audit or assessment, surrender any right to claim a refund of a material amount of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim, audit or assessment relating to the Company or any of its Subsidiaries, (C) take any position on any Tax Return that is inconsistent with elections made, positions taken or methods used in preparing or filing similar Tax Returns in prior periods or (D) change any method of Tax accounting;

(r) enter into any new line of business outside the business being conducted by the Company and its Subsidiaries as of the date of this Agreement;

(s) change its lending, investment, risk and asset liability management policies in any material respect; lend (including purchasing or otherwise investing in any loans or debt securities) on terms other than in accordance with its lending, investment, risk and asset liability management polices as in effect as of the date of this Agreement; modify, settle, collect or enforce (including the exercise of any remedies) any debt held by the Company, any of its Subsidiaries or any Company Fund other than in accordance with its lending, investment, risk and asset liability management policies as in effect on the date of this Agreement;

(t) fail to conduct its cash management consistent in all material respects with past practices, including with respect to the timing of collection of receivables and payment of payables and other liabilities, or maintain its books and records other than in the ordinary course of business;

(u) fail to maintain in full force and effect the existing insurance policies and bonds of the Company and its Subsidiaries or to timely replace such insurance policies or bonds with comparable insurance policies covering the Company, its Subsidiaries, the Company Funds and their respective properties, assets and businesses;

(v) fail to maintain any applications for or registrations of Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole (but excluding, for this purpose, the Purchased Assets and the Assumed Liabilities);

(w) take or fail to take any action, the result of which is that the Company or any of its Subsidiaries or any of the Company Funds is or will be required to register as an investment company under the Investment Company Act;

(x) take or fail to take any action, the result of which act or failure to act is intended or would reasonably be expected to result (alone or with any other actions or failures to act) in any condition set forth in Article VI not being satisfied or that would (alone or with any other actions or failures to act) materially impair or delay consummation of the Closing; and

(y) agree to, or make any commitment to, take any of the actions prohibited by this Section 5.1.

5.2 Regulatory Matters.

(a) The Company and Parent agree to make (or cause to be made, and if necessary cause their respective Affiliates to make) an appropriate filing of a Notification and Report Form pursuant to the HSR Act within ten (10) Business Days following the date hereof.

(b) Subject to the terms and conditions of this Agreement, each of Parent, Buyer, Merger Sub and the Company shall use their commercially reasonable efforts to (i) consummate the transactions contemplated hereby and to cause the conditions set forth in Article VI to be satisfied as promptly as practicable (and in any event prior to the End Date); (ii) prepare as promptly as practicable all necessary applications, notices, filings, requests and other documents that are required to be made to or filed with any Governmental Entities by such party (and cooperate with the other party with respect to any applications, notices, filings, requests and other documents that are required to be made or filed with any Governmental Entities by the other party) in connection with the transactions contemplated by this Agreement; (iii) obtain (or make, as applicable) as promptly as practicable all Consents from, notifications to or filings or registrations with, any Governmental Entities or other Persons which are required to be obtained in connection with the transactions contemplated by this Agreement; (iv) defend all lawsuits or other Actions to which it or its Subsidiaries is a party challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement, in each case until the issuance of a final, non-appealable order with respect to each such lawsuit or other Action; (v) have lifted or rescinded any injunction or restraining Order which may adversely affect the ability of the parties to consummate the transactions contemplated by this Agreement, in each case until the issuance of a final, non-appealable Order with respect thereto; and (vi) resolve any objection or assertion by any Governmental Entity challenging this Agreement or the transactions contemplated hereby.

(c) Subject to the other provisions of this Agreement, each of the Company, on the one hand, and the Buyer Entities, on the other hand, shall (i) to the extent permitted by applicable Law, promptly inform the other party in writing of any substantive communication (oral and written) received by such party from, or given by such party to, any Governmental Entity in connection with the transaction contemplated by this Agreement; (ii) consult with the other parties (subject to applicable Law relating to the exchange of information) in connection with any applications, notices, filings or requests made (or any consents, approvals or clearances sought to be obtained) in connection with the transaction contemplated by this Agreement (including providing the other parties with copies of any such applications, notices, filings or requests to be made in advance of the filing or provision thereof and providing such other party with a reasonable period to review and comment on any such applications, notices, filings or requests); (iv) use commercially reasonable efforts to furnish to the other party and, upon request, to any Governmental Entities such information and assistance as may be reasonably requested in connection with the foregoing, including by responding promptly to and using reasonable best efforts to comply fully with any request for additional information or documents under any applicable Law; and (v) not independently participate in any meeting (including telephonic meetings) with any Governmental Entity in connection with the foregoing without giving the other party sufficient prior notice of the meeting (including telephonic meetings) and, to the extent permitted by such Governmental Entity, the opportunity to attend and/or participate in such meeting (including telephonic meetings).

(d) Notwithstanding anything in this Section 5.2 to the contrary, materials provided by or on behalf of Parent to the Company or its counsel or the Company to Parent or its counsel may be redacted to the extent necessary (1) to remove references concerning Parent’s or the Company’s valuation analyses with respect to the Company, (2) as necessary to comply with Contracts in effect on the date hereof, (3) to address reasonable concerns regarding attorney-client privilege or (4) to remove personal, proprietary and other confidential business information.

5.3 Access to Information.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and its Representatives reasonable access during normal business hours to its properties, books, and records, and to its Representatives, and shall make available to Parent and its Representatives, all other data, information, agreements and documents concerning its business, properties and personnel as Parent or its Representatives may reasonably request in connection with the consummation of the transactions contemplated by this Agreement, in each case in a manner not unreasonably disruptive to the operation of the business of the Company and its

Subsidiaries. Without limiting the foregoing, the Company will provide to Parent copies of the updated Purchased Investment Tape (as defined under the Asset Purchase Agreement) on a weekly basis as and when provided to Asset Buyer pursuant to Section 5.14 of the Asset Purchase Agreement. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information to the extent that, in the Company’s reasonable and good faith judgment based on the advice of counsel, such access or disclosure (i) would violate any confidentiality agreements with a third party in effect on the date hereof, (ii) is with respect to information that is subject to attorney-client privilege or (iii) would violate any Law applicable to the Company, its Subsidiaries or any Company Funds; provided that, in each of clauses (i), (ii) and (iii), the parties shall collaborate in good faith to make alternative arrangements to allow for such access or disclosure in a manner that does not result in the events set out in clauses (i), (ii) or (iii) above.

(b) All information and materials furnished pursuant to this Agreement in confidence shall be subject to the provisions of the Confidentiality Agreement, dated August 8, 2017, among First Eagle Investment Management, LLC, GSO Capital Partners LP and the Company (the “Confidentiality Agreement”).

5.4 Stockholders Meeting.

(a) The Company, acting through its Board of Directors (or a committee thereof), shall take all action required under the DGCL, the certificate of incorporation and bylaws of the Company and the applicable requirements of NASDAQ, and otherwise by applicable Law, necessary to promptly and duly call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable (but no later than 40 days) following the Proxy Clearance Date, for the purpose of approving and adopting this Agreement and approving the transactions contemplated by the Asset Purchase Agreement (including any adjournment or postponement thereof, the “Company Stockholders Meeting”). The Company shall not submit to the vote of its stockholders any Acquisition Proposal prior to the termination of this Agreement in accordance with Article VII.

(b) The Company shall not change the date of, postpone or adjourn the Company Stockholders Meeting without the prior written consent of Parent. Notwithstanding the immediately preceding sentence or Section 5.4(a), (i) the Company may postpone or adjourn the Company Stockholders Meeting to the extent required by Law or the SEC, including to the extent that such postponement or adjournment is necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders within a reasonable amount of time in advance of the Company Stockholders Meeting as required by applicable Law or the SEC and (ii) the Company may postpone or adjourn the Company Stockholders Meeting (and the Company shall postpone or adjourn the Company Stockholders Meeting (but in no event for more than 30 days in the aggregate) if requested by Parent): (x) to allow additional time to solicit additional proxies to the extent the Company (or Parent, as the case may be) reasonably believes necessary in order to obtain the Requisite Company Stockholder Approval or (y) to allow additional time to solicit additional proxies if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock present (either in person or by proxy) at the meeting to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting;

provided, in the case of the foregoing clause (ii), the Company shall, and shall cause its proxy solicitor to, use reasonable best efforts to solicit such additional proxies (or presence in person of the Company’s stockholders) as expeditiously as reasonably possible, it being understood that time shall be of the essence; provided, further, that, in the case of each of the foregoing clauses (i) and (ii), the Company shall consult with Parent prior to making such adjournment or postponement and shall make such adjournment or postponement for the minimum amount of time that may be reasonably required, as determined by the Company in good faith after consultation with Parent.

(c) Except to the extent there has been a Change in Company Recommendation in accordance with Section 5.5, the Company, acting through its Board of Directors (or a committee thereof), shall include the Company Recommendation in the Proxy Statement and use its reasonable best efforts to obtain the Requisite Company Stockholder Approval and to keep Parent reasonably informed on the status of such efforts. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to hold the Company Stockholders Meeting if this Agreement is terminated prior thereto.

(d) In connection with the Company Stockholders Meeting, (i) the Company shall as promptly as reasonably practicable following execution of this Agreement and in any event within thirty (30) days of the date of this Agreement, prepare and file with the SEC the preliminary Proxy Statement, (ii) the Company shall mail the definitive Proxy Statement to the stockholders of the Company as promptly as reasonably practicable after the Proxy Clearance Date, and (iii) the Company shall as promptly as reasonably practicable prepare, file and distribute to the stockholders of the Company any supplement or amendment to the Proxy Statement that the Company has reasonably determined, after consultation with outside counsel, is required by applicable Law. The Company, Parent and their respective Affiliates shall make any other filings with the SEC as may be required to consummate the transactions contemplated by this Agreement. The Company and Parent shall each use its respective reasonable best efforts to (A) respond as promptly as reasonably practicable to any comments received from the SEC with respect to the foregoing and will provide copies of such comments to the other party promptly and in any event within 24 hours following receipt thereof, and (B) as promptly as reasonably practicable prepare and file any response, amendments or supplements necessary to be filed in response to any SEC comments or as required by Law; provided that each party shall provide the other party a reasonable opportunity to review and comment on any such response, amendment or supplement, which comments shall be considered in good faith. The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall cooperate with the other in connection with the foregoing, including the preparation of the filings described above and responding to the SEC with respect to all comments received in connection therewith from the SEC, including furnishing the other party, as promptly as reasonably practicable, with all information concerning themselves, their Subsidiaries and Affiliates and its and their respective directors, officers and stockholders and such other matters as may be required to be included in the Proxy Statement or other filings with the SEC as described above. Each of the Company and Parent further agrees that, if it becomes aware prior to the Effective Time of any information relating to it, its Subsidiaries or affiliates or its and their respective officers, directors or stockholders, that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement, including, if applicable, promptly filing with the SEC an appropriate amendment or supplement describing such information, and, to the extent required by applicable Law, disseminating such amendment or supplement to the stockholders of the Company.

5.5 Go Shop and Non-Solicitation.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 12:01 a.m. (New York time) on the thirty-first (31st) day after the date of this Agreement (the “No-Shop Period Start Date”), the Company, its Subsidiaries and their respective affiliates, directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) shall have the right to (i) initiate, solicit, facilitate and encourage any inquiry or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) provide information (including non-public information) regarding, and afford access to the business, properties, assets, books, records and personnel of, the Company, its Subsidiaries and its affiliates to any Persons (and their Representatives, including potential financing sources) relating to a potential Acquisition Proposal; provided that (x) prior to receiving any non-public information or access any such Person must be party to an Acceptable Confidentiality Agreement and (y) the Company shall provide to Parent any such non-public information that is provided to any such Person that was not previously made available to Parent prior to or substantially concurrently with the time it is provided to such Person and (iii) engage in, enter into or otherwise participate in any discussions or negotiations with any Persons that are party to an Acceptable Confidentiality Agreement (and their respective Representatives, including potential financing sources) with respect to any Acquisition Proposals (or inquiries, proposals or offers or other efforts that constitute, or could reasonably be expected to lead to, an Acquisition Proposal) and cooperate with or assist or participate in or facilitate any such inquiries, proposals, offers, discussions or negotiations or any effort or attempt to make any Acquisition Proposals. The Company may grant a waiver, amendment or release under any pre-existing standstill or similar provision to the extent necessary to allow for a confidential Acquisition Proposal or amendment to a confidential Acquisition Proposal to be made to the Company or the Board of Directors of the Company.

(b) No later than two (2) Business Days after the No-Shop Period Start Date, the Company shall notify Parent in writing of the identity of each Excluded Party from whom the Company received a written Acquisition Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date, which notice shall include copies of drafts of proposed agreements, term sheets or letters of intent related thereto provided to the Company or any of its Representatives (and, in the case of any Excluded Party, a summary of all Acquisition Proposals by such Excluded Party that were not made in writing). On the No-Shop Period Start Date, the Company shall terminate all access of any Person (other than the parties to this Agreement and the Asset Purchase Agreement and their respective Representatives and the Excluded Parties and their respective Representatives) to any electronic data room maintained by, or on behalf of, the Company with respect to the transactions contemplated by this Agreement and request each Person (other than the parties to this Agreement and the Asset Purchase Agreement and their respective Representatives and the Excluded Parties and their respective Representatives) that has executed a confidentiality agreement with the Company after the date of this Agreement in connection with such Person’s consideration of acquiring the Company to promptly return or destroy all non-public information furnished to such Person by or on behalf of the Company.

(c) Except as expressly permitted by Section 5.5(a), from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 7.1, the Company and its Subsidiaries shall not, and the Company shall cause its (and its Subsidiaries’) Representatives not to: (i) initiate, solicit or knowingly facilitate or knowingly encourage any inquiries, proposals or offers that constitute, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, continue, or otherwise have or engage in any negotiations or discussions concerning any Acquisition Proposal or any such inquiry, proposal or offer, (iii) provide access to its properties, books, records or personnel or any non-public information to, any Person relating to an Acquisition Proposal or any such inquiry, proposal or offer, or (iv) waive the applicability of any Takeover Statutes in respect of any Person (other than the parties and their Affiliates). In addition, the Company shall not, and shall cause it Subsidiaries and its and their respective Representatives not to, (A) reimburse or agree to reimburse any Person making any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal for any of their expenses in connection with such Acquisition Proposal, inquiry or offer or (B) execute or enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other similar definitive agreement with respect to an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement as provided in this Section 5.5) or any agreement that requires the Company to abandon or terminate or fail to consummate the Merger or the transactions contemplated by the Asset Purchase Agreement.

(d) Beginning on the No-Shop Period Start Date, the Company shall promptly (and in any event within two (2) calendar days) notify Parent (i) of the receipt of any Acquisition Proposal (or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal) that is received on or after the No-Shop Period Start Date, which notice shall include the identity of the Person(s) making, and a summary of the material terms of, such Acquisition Proposal (or such inquiry, proposal or offer) and copies of drafts of proposed agreements, term sheets or letters of intent related thereto provided to the Company or any of its Representatives and (ii) of any written change to the financial or other material terms and conditions of any such Acquisition Proposal (or such inquiry, proposal or offer) described in clause (i) above (including, for the avoidance of doubt, any Acquisition Proposal involving an Excluded Party), including revised copies of drafts of proposed agreements, term sheets or letters of intent related thereto provided to the Company or any of its Representatives. The Company shall keep Parent reasonably informed on a prompt basis of the status of any Acquisition Proposal.

(e) Notwithstanding anything to the contrary in this Section 5.5, beginning on the No-Shop Period Start Date and prior to obtaining the Requisite Company Stockholder Approval, if the Company or any of its Representatives receives a bona fide written Acquisition Proposal that was not solicited in breach of this Section 5.5, including from an Excluded Party (whether received from such Excluded Party prior to, on or after the No-Shop Period Start Date), and the Board of Directors shall have determined in good faith (i) after consultation with its outside counsel and financial advisor that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (ii) after consultation with its outside counsel that the failure to do so would be inconsistent with its fiduciary duties under applicable Law, then the Company and its Representatives may, prior to receipt of the Requisite Company Stockholder Approval, (A) engage in, enter into or otherwise participate in any discussions or negotiations with such Person who has made such Acquisition Proposal (and its Representatives) and (B) provide information (including non-public information) regarding, and afford access to the business, properties, assets, books, records and personnel of, the Company, its Subsidiaries and its affiliates to such Person who has made such Acquisition Proposal (and its Representatives); provided that (y) prior to engaging in any discussions or negotiations or providing any non-public information or access the Company must enter into an Acceptable Confidentiality Agreement with such Person and (z) the Company shall provide to Parent any such non-public information that is provided to any such Person that was not previously made available to Parent prior to or substantially concurrently with the time it is provided to such Person.

(f) Except as expressly permitted by the other provisions of this Section 5.5, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 7.1, the Board of Directors of the Company shall not (i) withhold, withdraw, amend, qualify or modify (or publicly propose to withhold, withdraw, amend, qualify or modify), in a manner adverse to Parent, the Company Recommendation, (ii) adopt, authorize, approve, accept, endorse, declare advisable or recommend (or publicly propose to adopt, authorize, approve, accept, endorse, declare advisable or recommend) any Acquisition Proposal or submit to a vote of the Company stockholders any Acquisition Proposal, (iii) fail to reaffirm its recommendation of the Company Recommendation following the public announcement of an Acquisition Proposal within five (5) Business Days after Parent so requests (or if the Company Stockholders Meeting is to occur earlier than the end of such five (5) Business Day period, at least one (1) Business Day prior to the Company Stockholders Meeting); provided that Parent may only make two (2) such requests with respect to any Acquisition Proposal, (iv) fail to recommend against any tender or exchange offer subject to Regulation 14D under the Exchange Act that constitutes an Acquisition Proposal within ten (10) Business Days of the commencement (as such term is defined in Rule 14d-2 of the Exchange Act) thereof (or if the Company Stockholders Meeting is to occur earlier than the end of such ten (10) Business Day period, at least one (1) Business Day prior to the Company Stockholders Meeting) or (v) fail to include the Company Recommendation in the Proxy Statement (any of the foregoing in clauses (i), (ii), (iii), (iv) or (v) a “Change in Company Recommendation”).

(g) Notwithstanding anything in this Section 5.5 to the contrary, at any time prior to obtaining the Requisite Company Stockholder Approval, the Company may terminate this Agreement in accordance with Section 7.1(g) to enter into a definitive agreement with respect to a Superior Proposal (and/or the Board of Directors of the Company may make a Change in Company Recommendation with respect to a Superior Proposal) if and only if:

(i) the Company has received a bona fide written Acquisition Proposal (including an Acquisition Proposal from an Excluded Party) that was not solicited in breach of this Section 5.5 that the Company’s Board of Directors has determined in good faith (after consultation with its financial advisor and outside counsel) constitutes a Superior Proposal and the Company has materially complied with the other provisions of this Section 5.5 with respect to such Acquisition Proposal;

(ii) the Company’s Board of Directors has determined in good faith that the failure to terminate this Agreement in accordance with Section 7.1(g) and/or make such Change in Company Recommendation would be inconsistent with its fiduciary duties under applicable Law;

(iii) the Company delivers to Parent and the Asset Buyer a written notice (a “Superior Proposal Notice”) advising Parent and the Asset Buyer that the Company’s Board of Directors proposes to take such action and containing a copy of the proposed agreement in respect of the Superior Proposal that is the basis of the proposed action of the Board of Directors of the Company, including the identity of the party making such Superior Proposal;

(iv) until 5:00 p.m., New York City time, on the fifth (5th) Business Day immediately following the day on which the Company delivered the Superior Proposal Notice (the “Notice Period”), if requested by Parent and the Asset Buyer, the Company will, and will cause its Representatives to, engage in good faith negotiations with Parent, Asset Buyer and their respective Representatives to make such adjustments in the terms and conditions of this Agreement and the Asset Purchase Agreement and related agreements so that such Acquisition Proposal would cease to constitute a Superior Proposal (it being understood that any revision or amendment to the financial terms or other material terms and conditions of such Superior Proposal shall be deemed to constitute a new Superior Proposal and shall require a new Superior Proposal Notice, except that the Notice Period with respect to such Superior Proposal will become three (3) Business Days instead of five (5) Business Days); and

(v) following the end of the Notice Period(s) referred to above, the Board of Directors of the Company determines in good faith (a) after consultation with its outside counsel and financial advisor, and taking into account any modifications to this Agreement and the Asset Purchase Agreement proposed by Parent and the Asset Buyer prior to such time, that such Acquisition Proposal continues to constitute a Superior Proposal and (b) after consultation with its outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

(h) Notwithstanding anything in this Section 5.5 to the contrary, at any time prior to obtaining the Requisite Company Stockholder Approval, the Company or its Board of Directors may make a Change in Company Recommendation other than in response to or in respect of an Acquisition Proposal or a Superior Proposal if and only if:

(i) the Company’s Board of Directors determines in good faith, after consultation with its outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law as a result of any event, fact, circumstance, development or occurrence relating to or affecting the Company or its

Subsidiaries, including the business, operations, assets or liabilities of the Company or its Subsidiaries, and which was not known by or reasonably foreseeable to the Company’s Board of Directors (or a committee thereof) as of the date of this Agreement (an “Intervening Event”); provided, however, that in no event shall any action taken by the Company in order to comply with the covenants set forth in this Agreement or the Asset Purchase Agreement, and the consequences of any such action, constitute an Intervening Event;

(ii) the Company delivers to Parent and the Asset Buyer a written notice (an “Intervening Event Notice”) advising Parent and the Asset Buyer that the Company’s Board of Directors proposes to take such action and specifying the reasons therefor, which notice shall include a description of the applicable Intervening Event;

(iii) until 5:00 p.m., New York City time, on the fifth (5th) Business Day immediately following the day on which the Company delivered the Intervening Event Notice, if requested by Parent and the Asset Buyer, the Company will, and will cause its Representatives to, engage in good faith negotiations with Parent, the Asset Buyer and their respective Representatives to make such adjustments in the terms and conditions of this Agreement and the Asset Purchase Agreement so that the need for making such Change in Company Recommendation would be obviated; and

(iv) following such time referred to in clause (iii) above, the Board of Directors of the Company determines in good faith (after consultation with its outside counsel, and taking into account any modifications to this Agreement and the Asset Purchase Agreement proposed by Parent and the Asset Buyer prior to such time) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

In the event that the Company delivers Parent a Superior Proposal Notice or an Intervening Event Notice, the Company shall have been deemed to have automatically waived any standstill to which Parent or any of its Affiliates is a party solely for the limited purpose of permitting Parent, Buyer and Merger Sub to negotiate with the Company in accordance with the terms of clause (g) or (h) above, as applicable.

(i) Nothing contained in this Agreement shall prevent the Company or its Board of Directors from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer), (ii) making a customary “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the stockholders of the Company) or (iii) making any legally required disclosure to stockholders with regard to the transactions contemplated by this Agreement or an Acquisition Proposal; provided, that in each case of (i), (ii) and (iii), the Company expressly publicly reaffirms the Company Recommendation in such disclosure and does not include any statement that itself would be a Change in Company Recommendation.

(j) From the date of this Agreement until the Closing, or until this Agreement is terminated in accordance with its terms, the Company shall not, and shall cause its Subsidiaries and its and their respective Representatives not to, and shall not assist or facilitate Asset Buyer or any of its Affiliates to, directly or indirectly, solicit or initiate discussions or engage in negotiations with, or provide information to, the Asset Buyer with respect to any potential sale of or transaction involving the Company other than the transactions with Parent contemplated by this Agreement and the Asset Purchase Agreement.

(k) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than a joint offer from Parent, Buyer, Merger Sub and the Asset Buyer) with respect to (x) the acquisition in any manner, directly or indirectly (including by way of tender offer or exchange offer, merger, consolidation, sale of equity interests, share exchange, business combination or otherwise) of securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing twenty percent (20%) or more of the issued and outstanding shares of Company Common Stock (or of securities representing twenty percent (20%) or more of the total voting power of the Company) or (y) the acquisition (directly or indirectly and whether by transfer, merger, consolidation, equity investment or otherwise) of twenty percent (20%) or more of the consolidated assets (including stock of the Company’s Subsidiaries) of the Company and its Subsidiaries.

(ii) “Excluded Party” means any Person from whom the Company or any of its Representatives has received a written Acquisition Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date, which written Acquisition Proposal the Board of Directors of the Company has determined in good faith prior to the start of the No-Shop Period Start Date (after consultation with its outside counsel and its financial advisor) is or would reasonably be expected to lead to a Superior Proposal; provided, however, that a Person shall immediately cease to be an Excluded Party if (A) such Acquisition Proposal made by such Person prior to the start of the No-Shop Period Start Date is withdrawn (it being understood that any amendment, modification or replacement of such Acquisition Proposal shall not, in and of itself, be deemed a withdrawal of such Acquisition Proposal) or (B) such Acquisition Proposal, in the good faith determination of the Board of Directors of the Company (after consultation with its outside counsel and its financial advisor), no longer is or would reasonably be expected to lead to a Superior Proposal.

(iii) “Superior Proposal” means a bona fide written Acquisition Proposal (except that, for the purpose of this definition of Superior Proposal, all references in the definition of Acquisition Proposal to “twenty percent (20%) or more” will be deemed to be references to “fifty percent (50%) or more”) which the Board of Directors of the Company concludes in good faith, after consultation with its financial advisor and outside counsel, is reasonably likely to be consummated and would result, if consummated, in a transaction that is more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by this Agreement (after taking into account any changes to the terms of this Agreement irrevocably offered in writing by Parent and the Asset Buyer in response to such Superior Proposal pursuant to, and in accordance with, Section 5.5(g)).

5.6 Employees; Employee Benefit Plans.

(a) From the Closing Date through December 31, 2018, Parent shall provide, or shall cause to be provided, to those employees who are, as of the Effective Time, employed by the Company and its Subsidiaries and remain so employed (the “Continuing Employees”) annual base salary and base wages, and cash incentive compensation opportunities, that are no less favorable, in the aggregate, to such annual base salary and base wages, and cash incentive compensation opportunities provided to the Company Employees immediately prior to the Effective Time and shall entitle Continuing Employees to participate in any employee benefit plans or arrangements maintained by Parent, Buyer, the Surviving Corporation or any other direct or indirect Subsidiary of Parent (collectively, the “Parent Plans”) as similarly situated employees of Parent and its Subsidiaries. For the avoidance of doubt, in determining cash incentive compensation opportunities for the calendar year ending December 31, 2018 to be provided to Continuing Employees, such amounts will be no less favorable, in the aggregate, than those earned by the Company Employees prior to the Effective Time for the calendar year ending December 31, 2017, regardless of when any such amounts are paid.

(b) Parent shall, or shall cause the Surviving Corporation and its subsidiaries to, (i) give Continuing Employees full credit for purposes of eligibility, vesting and benefit accruals under the Parent Plans, for such Continuing Employees’ service with the Company or any Subsidiary of the Company (or any predecessor entity) to the same extent recognized by the Company and its Subsidiaries under similar Plans, (ii) use commercially reasonable efforts to waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any Parent Plan that is a welfare benefit plan that such employees may be eligible to participate in after the Effective Time, and (iii) use commercially reasonable efforts to provide credit under any such welfare plan for any co-payments, deductibles and out-of-pocket expenditures for the remainder of the coverage period during which any transfer of coverage occurs; provided, however, that no such service shall be recognized to the extent such recognition would result in the duplication of benefits.

(c) Notwithstanding anything in this Agreement to the contrary, with respect to the cash incentive awards applicable to any Continuing Employee for calendar year 2017 (as to each Continuing Employee, a “2017 Bonus”), if the Closing occurs (x) during the 2017 calendar year, the Company shall pay at Closing (fully in cash) to each Continuing Employee, the 2017 Bonus set forth on Section 3.14(h) of the Company Disclosure Letter, in each case prorated (except as set forth on Section 3.14(h) of the Company Disclosure Letter) to reflect the portion of the year elapsed between January 1, 2017 and the Closing Date and (y) during the 2018 calendar year, but prior to the payment of the 2017 Bonus to the Continuing Employees, the Company shall pay at Closing (fully in cash) to each Continuing Employee, an amount equal to such Continuing Employee’s 2017 Bonus set forth on Section 3.14(h) of the Company Disclosure Letter.

(d) Notwithstanding anything in this Agreement to the contrary, if the Closing does not occur during the 2017 calendar year, the Company shall be permitted to establish the terms and conditions of the cash incentive awards applicable to Continuing Employees for calendar year 2018 (the “2018 Bonus”) in consultation with Parent and subject to Parent’s written consent (such consent not to be unreasonably withheld, conditioned or delayed) prior to any approval, implementation, communication or disclosure with respect to the 2018 Bonus.

(e) Without limiting the provisions of Section 5.6(a) and Section 5.6(b) above, in the event that a Continuing Employee’s employment with the Surviving Corporation (or such other controlled Affiliate of Parent following the Closing that such Continuing Employee is employed by) is terminated by the Surviving Corporation (or such other controlled Affiliate of Parent following the Closing that such Continuing Employee is employed by) other than for cause (as reasonably determined by the Surviving Corporation or applicable controlled Affiliate of Parent) within the twelve (12) month period immediately following the Closing Date, such terminated Continuing Employee shall receive severance benefits no less favorable than those set forth on Section 5.6(e) of the Company Disclosure Letter. Any such severance shall be subject to the terminated Continuing Employee’s signing a separation agreement containing a general release of claims in a form and manner satisfactory to the Surviving Corporation or applicable controlled Affiliate of Parent. The provisions of this Section 5.6(e) shall not apply to any Continuing Employee who, in the event of such termination, is eligible for severance under any other then applicable agreement (including any employment, severance or change of control agreement). In no event shall this Section 5.6(e) result in a duplication of severance pay or benefits for any Continuing Employee.

(f) The Company shall take all actions necessary to provide for the termination of the Company’s 2016 Co-Investment Plan, such that all awards issued thereunder shall be terminated and cashed out in accordance with their terms, at or before the Effective Time. As of the Effective Time, each holder of an award under the Company’s 2016 Co-Investment Plan shall cease to have any rights with respect thereto, except for the right to receive payment therefor, if any.

(g) If directed by Parent in writing at least ten (10) Business Days prior to the Effective Time, the Company shall terminate any and all Plans intended to qualify under Section 401(k) of the Code, effective not later than the Business Day immediately preceding the Effective Time. In the event that Parent requests that such 401(k) plans(s) be terminated, the Company shall provide Parent with evidence that such 401(k) plan(s) have been terminated pursuant to resolutions of the Board of Directors of the Company (the form and substance of which shall be subject to review and reasonable approval by Parent, such approval not to be unreasonably withheld, conditioned or delayed).

(h) The provisions of this Section 5.6 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person (including for the avoidance of doubt any Continuing Employees, present or former employees or directors, consultants or independent contractors of any of the Company or any of its Subsidiaries, Parent or any of its Subsidiaries, or on or after the Effective Time, the Surviving Corporation or any of its Subsidiaries), other than the parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 5.6) under or by reason of any provision of this Agreement. Nothing contained in this Section 5.6 or elsewhere in the Agreement shall be construed to prevent, from and after the Effective Time, the termination of employment of any individual Continuing Employee or, subject to the provisions of Section 5.6(a), any change in the employee benefits available to any Continuing Employee or the amendment or termination of any particular Plan in accordance with its terms.

5.7 Indemnification; Directors’ and Officers’ and Other Insurance.

(a) From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will indemnify and hold harmless, as and to the fullest extent provided in the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement and permitted by applicable Law, each present and former director and officer of the Company or any of its Subsidiaries (in each case, when acting in such capacity) (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or awards paid in settlement or incurred in connection with any actual or threatened Action, arising out of, relating to or in connection with matters existing or occurring at or prior to the Effective Time (including the fact that such Person is or was a director, officer, employee or agent of the Company or any of its Subsidiaries or any acts or omissions occurring or alleged to occur at or prior to the Effective Time), whether asserted or claimed prior to, at or after the Effective Time, and shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Action, including any expenses incurred in enforcing such Person’s rights under this Section 5.7; provided that the Person to whom expenses are advanced provides a written undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification pursuant to this Section 5.7.

(b) The provisions in the Surviving Corporation’s certificate of incorporation and bylaws with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers shall be no less favorable to such directors and officers than such provisions contained in the Company’s certificate of incorporation and bylaws in effect as of the date hereof, which provisions shall not, except to the extent required by applicable Law, be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

(c) Prior to or at the Effective Time, the Company shall purchase from insurance carriers, following reasonable consultation with Parent, six (6) year prepaid “tail policies” for directors’ and officers’ liability insurance and fiduciary liability insurance providing at least the same coverage and amounts and containing terms and conditions that are at least as advantageous to the insureds as the current policies maintained by the Company and its Subsidiaries with respect to claims arising from actual or alleged acts, errors or omissions that occurred at or before the Effective Time, including the transactions contemplated hereby. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail policies” in full force and effect and continue to honor their respective obligations thereunder. Notwithstanding the foregoing, the Company shall not pay more than 250% of the most recent annual premium paid by the Company prior to the Effective Time in respect of each such policy described in the first sentence of this Section 5.7(d), but in case such coverage is not available for such amount, the Company shall purchase as much coverage as reasonably practicable for such amount. In addition, if requested by and with the consultation and consent of Parent, prior to or at the Effective Time, the Company shall purchase prepaid “tail policies” with respect to claims arising from actual or alleged acts, errors or omissions that occurred at or before the Effective Time for (i) employment practices liability insurance; (ii) “cyber” and data security liability insurance; and/or (iii) professional/errors and omissions liability insurance, including any “claims-made” fidelity bond, surety bond or similar coverage.

(d) Parent agrees to cause the Surviving Corporation to honor and perform under all indemnification agreements entered into by the Company with any director or officer prior to the date hereof and that are set forth on Section 5.7(d) of the Company Disclosure Letter.

(e) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 5.7.

(f) The provisions of this Section 5.7 shall survive the Merger and, following the Effective Time, are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and representatives.

(g) The rights of the Indemnified Parties under this Section 5.7 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or bylaws of the Company or the comparable governing instruments of any of its Subsidiaries. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood that the indemnification provided for in this Section 5.7 is not prior to, or in substitution for, any such claims under any such policies.

5.8 Advice of Changes. Parent and the Company shall promptly advise the other party of any change or event of which it becomes aware which it believes would or would be reasonably likely to prevent the satisfaction of any condition to closing set forth in Article VI hereof; provided, however, that any noncompliance with this Section 5.8 shall not be taken into account in determining whether the condition set forth in Section 6.2(b) or Section 6.3(b) has been satisfied or give rise to any right of termination under Article VII.

5.9 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be reasonably necessary or appropriate to cause any disposition of shares of Company Common Stock or conversion of any derivative securities in respect of shares of Company Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.10 Publicity. Parent and the Company shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement (other than in the case of the Company, a Change in Company Recommendation and related public statements or any other statements contemplated by Section 5.5(i)) without the prior consent of the other party, which shall not be unreasonably withheld, conditioned or delayed; provided, however, that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement as may, upon the advice of outside counsel, be required by Law or the rules and regulations of any applicable securities exchange. Parent and the Company agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement and the Asset Purchase Agreement shall be a joint press release in the form agreed to by the Company, Parent and Asset Buyer.

5.11 Transaction Litigation. In the event that any Transaction Litigation is brought, or threatened to be brought, against the Company or any members of its Board of Directors after the date of this Agreement and prior to the Effective Time, the Company shall promptly notify Parent in writing of any such Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof, including by promptly informing Parent of all proceedings and correspondence relating to such Transaction Litigation. The Company shall give Parent the opportunity to participate in the defense of any Transaction Litigation, including the right to review and comment on all material filings or responses to be made by the Company in connection therewith and the right to provide advice with respect to the Transaction Litigation as to which the Company shall give due consideration. The Company shall not settle or agree to settle any Transaction Litigation without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

5.12 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from NASDAQ as promptly as practicable after (and only after) the Effective Time and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

5.13 Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement or the Asset Purchase Agreement, each of the Company and Parent and the members of their respective boards of directors shall grant such approvals and take all actions as are necessary so that such transactions contemplated by this Agreement and the Asset Purchase Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and the Asset Purchase Agreement and otherwise act to eliminate or minimize the effects of any such Takeover Statute on such transactions. The Company shall not, and shall cause its Subsidiaries not to, take any action that would, or would reasonably be expected to, cause any Takeover Statute to become applicable to this Agreement or any of the transactions contemplated hereby or under the Asset Purchase Agreement.

5.14 Obligations of Merger Sub. Parent shall take all action necessary to cause Buyer, Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

5.15 Client Consents.

(a) The Company shall use commercially reasonable efforts to obtain the Client Consents; provided that neither the Company nor any of its Subsidiaries shall be required to offer or grant any material accommodation or material alteration of terms (financial or otherwise) to obtain such required Consents.

(b) The Company shall keep Parent reasonably informed of the status of obtaining the Client Consents and shall, prior to the Closing, make available to Parent copies of all such executed Client Consents and, upon reasonable prior notice from Parent, make available for Parent’s inspection the originals of such Client Consents and any related materials and other records relating to such consent process. Without limiting the foregoing, in connection with obtaining the Client Consents, the Company shall obtain Parent’s approval (which approval shall not be unreasonably withheld, conditioned, or delayed) of the form and substance of any notice or other materials to be distributed to the Client or other Persons in order to obtain the necessary Client Consent.

(c) The Company shall promptly notify Parent after the receipt by the Company or any of its Subsidiaries of any written notice that any Client (i) has ceased or will cease to use any services of the Company or any of its Subsidiaries, (ii) has substantially reduced, or will substantially reduce, the use of services of the Company or any of its Subsidiaries or (iii) has sought, or is seeking, to reduce any fees it will pay for any services of the Company or any of its Subsidiaries.

5.16 Asset Purchase Agreement. The Company shall (i) use its reasonable best efforts to comply with the terms of the Asset Purchase Agreement, (ii) not amend, modify or supplement the Asset Purchase Agreement or consent to any amendment or modification of or supplement to the Asset Purchase Agreement or waive any of its rights thereunder and (iii) not terminate the Asset Purchase Agreement under provisions requiring mutual consent of the Company and the Asset Buyer. The Company shall keep Parent informed on a reasonably current basis of the status of the transactions contemplated by the Asset Purchase Agreement, including by (A) providing Parent a copy of all notices received by the Company from the Asset Buyer or provided by the Company to the Asset Buyer under the Asset Purchase Agreement and (B) notifying the Company as promptly as practicable (and in any event within one Business Day) upon becoming aware of any event that has given rise to, or that would reasonably be expected to give rise to, a right of termination by either party under the Asset Purchase Agreement. For the avoidance of doubt, none of Parent, Buyer or Merger Sub shall be responsible for any actions or inactions of Asset Buyer. Notwithstanding any term of the Asset Purchase Agreement, (a) if the Company or any of its Subsidiaries is permitted to take an action under the Asset Purchase Agreement but is prohibited from taking (or otherwise restricted in taking) such action under this Agreement, the Company shall not take such action (or shall otherwise comply with the restrictions in respect of such action) and (b) if the Company or any of its Subsidiaries is permitted not to take an action under the Asset Purchase Agreement but it is required to take such action under this Agreement, the Company shall (or shall cause its Subsidiary to) take such action.

5.17 Fund Matters.

(a) The Company shall notify Parent promptly of the occurrence of any event described in Section 3.11(m) or (n) and shall make available to Parent any Trustee’s or other report from a Company Fund or a service provider to a Company Fund that is provided to the Company or any of its Subsidiaries or to investors in any Company Fund after the date of this Agreement.

(b) Before the Closing, the Company shall take all necessary actions to indefeasibly deposit with the trustee under the indenture of NewStar Commercial Loan Funding 2014-1 LLC the redemption price for all outstanding notes, and all other amounts required to be funded in connection with an optional redemption of the outstanding notes, under such indenture.

(c) The Company shall use its reasonable best efforts to sell or cause to be sold before the Closing all of the Loans Held for Sale to the Company Funds, in each case to the “target portfolio” indicated in Section 5.17(c) of the Company Disclosure Letter. Each sale of Loans Held for Sale shall be effected on arms’ length terms (including pursuant to the terms of any Collateral Management Agreement or other applicable Contract then in effect), for cash and otherwise in a manner consistent with past practice. From and after the date of this Agreement, the Company will provide to Parent on a weekly basis a written report showing all sales of Loans Held for Sale since the date of this Agreement and since the date of any prior report, and identifying in each case the buyer of the loan and the sale price.

(d) Upon Parent’s reasonable request, the Company shall use its reasonable best efforts to cooperate with Parent in connection with Parent’s efforts to arrange for financing of the Dartmouth Assets.

(e) The Company will and will cause its Subsidiaries to take all necessary action so that before the Effective Time all Excluded Assets are owned solely by the Company and its Subsidiaries (other than the Purchased Entities) free and clear of all Liens other than Permitted Liens.

ARTICLE VI.

CONDITIONS PRECEDENT

6.1 Conditions to Each Party’s Obligation to Effect the Merger . The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) The transactions contemplated by the Asset Purchase Agreement shall have been consummated in accordance with the terms thereof.

(b) This Agreement shall have been adopted by the Requisite Company Stockholder Approval.

(c) The waiting period applicable to the Merger under the HSR Act shall have expired or been earlier terminated.

(d) No Order issued by any Governmental Entity of competent jurisdiction preventing the consummation of the Merger shall be in effect and no Law shall have been enacted by any Governmental Entity which prohibits or makes illegal the consummation of the Merger.

6.2 Conditions to Obligations of the Buyer Entities. The obligations of Parent, Buyer and Merger Sub to effect the Merger are also subject to the satisfaction (or waiver by Parent) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of the Company set forth in (i) Sections 3.2 shall be true and correct in all respects, except for any de minimis inaccuracies, both when made and as of the Effective Time as if made as of the Effective Time (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case as of such earlier date), (ii) Sections 3.1, 3.3, 3.4(a)(i), 3.11(a), 3.15(a)(v), 3.17, 3.23, 3.25 and 3.26 and the last sentence of Section 3.7 shall be true and correct in all material respects (without giving effect to any “materiality”, “Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) both when made and as of the Effective Time as if made as of the Effective Time (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case as of such earlier date), (iii) Section 3.7(c) and 3.11(h) shall be true and correct in all respects both when made and as of the Effective Time as if made as of the Effective Time (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case as of such earlier date) and (iv) the other sections in Article III not referenced in clauses (i), (ii) or (iii) above shall be true and correct in all respects (without giving effect to any “materiality”, “Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) both when made and as of the Effective Time as though made on and as of the Effective Time (except to the extent that any such representation or warranty is expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iv), where the failures of any such representations and warranties to be so true and correct, in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(b) The Company shall have complied in all material respects with the covenants required to be complied with by the Company under this Agreement at or prior to the Closing Date.

(c) Since the date of this Agreement, there shall not have occurred any fact, event, development, change, effect or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(d) Parent shall have received a certificate signed on behalf of the Company, by an executive officer of the Company, certifying that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied.

(e) The Company (i) shall have obtained Client Consents such that, as of the Closing, the aggregate Consenting Client Run Rate Revenue is at least ninety percent (90%) of Base Date Run Rate Revenue and (ii) shall have provided Parent with reasonable evidence of such Client Consents and a certificate of an appropriate officer of the Company setting forth in reasonable detail the Company’s calculation of the Consenting Client Run Rate Revenue.

6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction (or waiver by the Company) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of Parent, Buyer and Merger Sub set forth in Article IV shall be true and correct in all respects as of the Effective Time as if made as of the Effective Time (except to the extent such representation or warranty expressly is made as of an earlier date, in which case as of such earlier date), except where the failures of any such representations and warranties to be true and correct, in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Parent, Buyer and Merger Sub shall have complied in all material respects with the covenants required to be complied with by Parent, Buyer and Merger Sub under this Agreement at or prior to the Closing Date.

(c) The Company shall have received a certificate signed on behalf of Parent, by an executive officer of Parent, certifying that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

ARTICLE VII.

TERMINATION AND AMENDMENT

7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time:

(a) by mutual consent of Parent and the Company in a written instrument;

(b) by either Parent or the Company, by written notice to the other party, if any court or other Governmental Entity of competent jurisdiction shall have issued a final non-appealable Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger;

(c) by either Parent or the Company, by written notice to the other party, if the Effective Time shall not have occurred on or before April 16, 2018 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to the party seeking to terminate if any action of such party (or, in the case of Parent, Merger Sub) or the failure of such party (or, in the case of Parent, Merger Sub) to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time has been the primary cause of the failure of the Effective Time to occur on or before the End Date;

(d) by either Parent or the Company, by written notice to the other party, (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement of such party contained herein) if the other party shall have breached any of the representations, warranties, covenants or agreements made by such other party herein, and such breach (i) is not cured within twenty (20) Business Days (or, if earlier, two (2) Business Days prior to the End Date) following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the End Date and (ii) would entitle the non-breaching party not to consummate the transactions contemplated hereby under Article VI;

(e) by either Parent or the Company, by written notice to the other party, if the Requisite Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof, in each case, at which a vote on the adoption of this Agreement was taken;

(f) by Parent, by written notice to the Company, prior to the Requisite Company Stockholder Approval having been obtained: (i) if the Company shall have materially breached Section 5.5 or (ii) if the Board of Directors of the Company shall have made a Change in Company Recommendation;

(g) by the Company, by written notice to Parent, prior to the Requisite Company Stockholder Approval having been obtained and subject to compliance with Section 5.5(g) in order to enter into a definitive agreement to effect a Superior Proposal; provided that (x) substantially concurrently with such termination the Company enters into such agreement with respect to such Superior Proposal and (y) concurrently or prior to such termination, the Company shall have paid the Go Shop Termination Fee or the Termination Fee in accordance with Section 7.2(b) or (c), as applicable; or

(h) by either Parent or the Company, by written notice to the other party, if the Asset Purchase Agreement shall have been terminated.

7.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Parent or the Company as provided in Section 7.1, this Agreement shall forthwith become null and void and have no effect, and there shall be no liability of any nature whatsoever hereunder (or in connection with the transactions contemplated by this Agreement) on the part of the Buyer Entities or the Company (or any of their respective Subsidiaries or Representatives), except that (i) the Confidentiality Agreement shall survive any termination of this Agreement, (ii) this Section 7.2 and Article VIII shall survive any termination of this Agreement and (iii) notwithstanding anything to the contrary contained in this Agreement, a party shall not be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement or fraud. For purposes of this Section 7.2, a “willful and material breach” shall mean a material breach that is a consequence of an act or failure to act undertaken by the breaching party with the knowledge that the taking of such act or failure to act would, or would be reasonably expected to, cause a breach of this Agreement.

(b) The Company shall pay Parent (or its designee), by wire transfer of immediately available funds, an amount equal to $3 million (the “Go Shop Termination Fee”) if (i) this Agreement is terminated by the Company pursuant to Section 7.1(g) to enter into a definitive agreement to effect a Superior Proposal with an Excluded Party; provided that the initial Superior Proposal Notice with respect to such Excluded Party has been validly delivered to Parent and Asset Buyer no later than the date that is fourteen (14) days after the No-Shop Period Start Date or (ii) this Agreement is terminated under Section 7.1(h) after the Asset Purchase Agreement has been terminated under Section 7.1(g) of the Asset Purchase Agreement in a circumstance in which a Go Shop Termination Fee (as defined in the Asset Purchase Agreement) was payable to the Asset Buyer under Section 7.2(c) therein; provided further that in the case of clauses (i) and (ii), the payment of the Go Shop Termination Fee shall be made concurrently with or prior to such termination of this Agreement.

(c) The Company shall pay Parent (or its designee), by wire transfer of immediately available funds, an amount equal to $4.5 million (the “Termination Fee”) if (i) this Agreement is terminated by Parent pursuant to Section 7.1(f), which payment shall be made within two (2) Business Days of the date of such termination, (ii) this Agreement is terminated by the Company pursuant to Section 7.1(g) in a circumstance in which the Go Shop Termination Fee is not payable or (iii) this Agreement is terminated under Section 7.1(h) after the Asset Purchase Agreement has been terminated under Section 7.1(f) or Section 7.1(g) of the Asset Purchase Agreement in a circumstance in which the Termination Fee (as defined in the Asset Purchase Agreement) was payable to Asset Buyer under Section 7.2(d) therein; provided that in the case of clauses (ii) and (iii), the payment of the Termination Fee shall be made concurrently with or prior to such termination of this Agreement.

(d) If (1) this Agreement is terminated by (A) either Parent or the Company pursuant to Section 7.1(e), (B) by either Parent or the Company pursuant to Section 7.1(c), (C) by either Parent or the Company pursuant to Section 7.1(h) if and only if the Asset Purchase Agreement was terminated (x) by the Company or the Asset Buyer pursuant to Section 7.1(c) or Section 7.1(e) therein or (y) by the Asset Buyer pursuant to Section 7.1(d) therein, or (D) by Parent pursuant to Section 7.1(d), and (2) (x) an Acquisition Proposal shall have been made to the Company (but not publicly announced) and such Acquisition Proposal has not been unconditionally withdrawn prior to the termination of this Agreement or (y) an Acquisition Proposal shall have been publicly announced at any time after the date of this Agreement and prior to the termination of this Agreement and (3) within twelve (12) months after such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal, the Company shall pay Parent (or its designee), by wire transfer of immediately available funds, the Termination Fee on or before the second Business Day after the date such Acquisition Proposal is consummated. For purposes of this Section 7.2(d), all references to “20% or more” in the definition of Acquisition Proposal shall instead refer to “50% or more”.

(e) The parties acknowledge and agree that in no event shall the Company be required to pay both the Go Shop Termination Fee and the Termination Fee, it being understood and agreed that only one payment of either the Go Shop Termination Fee or the Termination Fee shall ever be payable hereunder. The Company, Parent, Buyer and Merger Sub agree that the agreements contained in Section 7.2 are integral parts of the transactions contemplated by this

Agreement and that neither the Go Shop Termination Fee nor the Termination Fee shall constitute a penalty but are liquidated damages, in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision. If, in order to obtain such payment of the Go Shop Termination Fee or the Termination Fee, Parent commences a suit against the Company that results in a judgment for the payment of the Go Shop Termination Fee or Termination Fee, as applicable, the Company shall also be required to pay to Parent interest on the termination fee that was so payable at the annual rate equal to the prime rate, as published in The Wall Street Journal in effect on the date such payment was required to be made, through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law (“Interest Expense”).

(f) Parent, Buyer and Merger Sub agree that, upon any termination of this Agreement under circumstances where the Go Shop Termination Fee or Termination Fee, as applicable, is payable by the Company pursuant to this Section 7.2, Parent, Buyer and Merger Sub shall be precluded from any remedy against the Company, at law or in equity or otherwise other than payment by the Company to Parent of such Go Shop Termination Fee or Termination Fee if and when payable hereunder (and Interest Expense, if applicable), and none of Parent, Buyer or Merger Sub shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of its Subsidiaries or any of their respective directors, officers, employees, other Representatives in connection with this Agreement or the transactions contemplated hereby (or the Asset Purchase Agreement or the transactions contemplated thereby).

ARTICLE VIII.

GENERAL PROVISIONS

8.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument or certificate delivered pursuant to this Agreement shall survive the Effective Time, except for (i) those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time and (ii) this Article VIII.

8.2 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company; provided, however, that after any approval of the transactions contemplated by this Agreement by the Company’s stockholders, no amendment may be made which by Law requires the further approval of the stockholders of the Company without the receipt of such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.3 Extension; Waiver. At any time prior to the Effective Time, the parties may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

8.4 Expenses. Except as otherwise expressly set forth in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense whether or not the Merger is consummated. Parent shall bear any filing fees in connection with the HSR Act filing.

8.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on the day of delivery (but if such day is not a Business Day, the first Business Day following such day) if delivered personally or by electronic transmission of a PDF document (in each case, with confirmation), on the first Business Day following the date of dispatch if delivered by an overnight courier (with confirmation) or on the third Business Day following the date of mailing if delivered by registered or certified mail (return receipt requested) to the parties at the following addresses, facsimile numbers or email addresses (or at such other address, facsimile number or email address for a party as shall be specified by like notice):

(a)	if to the Company, to:

NewStar Financial, Inc.

500 Boylston Street, Suite 1250

Boston, MA 02116

Attention:         Robert K. Brown

Email:               rbrown@newstarfin.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:         Lee Meyerson

Email:               lmeyerson@stblaw.com

(b)	if to Parent, Buyer, Merger Sub or the Surviving Corporation, to:

First Eagle Holdings, Inc.

1345 Avenue of the Americas, 48th Floor

New York, NY 10105

Attention:         Lynn Perkins

                           David O’Connor

Email:               lynn.perkins@feim.com

                           david.oconnor@feim.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention:         Thomas J. LaFond

                           Lisa R. Haddad

Email:               tlafond@goodwinlaw.com

                           lhaddad@goodwinlaw.com

8.6 Interpretation. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and references to Sections and Exhibits are to Sections and Exhibits of this Agreement unless otherwise specified. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. Unless the context otherwise requires, “neither”, “nor”, “any”, “either” and “or” are not exclusive. When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars. References to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa. A reference to a “Subsidiary” of any Person means a direct or indirect Subsidiary of such Person. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement shall be construed without regard to any presumption or interpretation against the party drafting or causing any instrument to be drafted. All Exhibits and Annexes accompanying this Agreement and all information specifically referenced in any such Exhibit or Annex form an integral part of this Agreement, and references to this Agreement include reference to them. Any capitalized term used in any Exhibit, Annex or the Company Disclosure Letter or the Parent Disclosure Letter but not otherwise defined therein shall have the meaning set forth in this Agreement.

8.7 Counterparts. This Agreement may be executed in counterparts (including via facsimile or pdf), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

8.8 Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

8.9 Governing Law; Jurisdiction.

(a) This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of laws provisions.

(b) Each of the parties (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware, (iv) waives any objection that it may now or hereafter have to the venue of any such Action in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware or that such Action was brought in an inconvenient court and agrees not to plead or claim the same and (v) consents to service being made through the notice procedures set forth in Section 8.5. Each of Parent, Merger Sub and the Company hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 8.5 shall be effective service of process for any Action in connection with this Agreement or the transactions contemplated hereby. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

8.10 Severability. Any term or provision of this Agreement which is determined by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner materially adverse to any party or its stockholders. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a valid and enforceable substitute provision to effect the original intent of the parties.

8.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations of any party hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other party.

8.12 Third Party Beneficiaries.

(a) Except for: (i) Article II following the Effective Time, with respect to the rights of former holders of Company Common Stock to receive the Merger Consideration, the former holders of the Company Equity Awards to receive the consideration under Section 2.3(a) with respect to Company Options or the consideration under Section 2.3(b) with respect to Company Restricted Stock, as applicable, and the holders of Contingent Value Rights to receive the payments set forth in Section 2.6, which shall be for the benefit of any Person entitled to such payment thereunder, (ii) Section 2.6, which shall be for the benefit of the CVR Committee following the Effective Time (it being understood that such rights may only be enforced by the

CVR Committee on behalf of the holders of Contingent Value Rights; provided that the holders of at least twenty-five (25%) of the outstanding Contingent Value Rights as set forth in the CVR Register shall be entitled to direct the CVR Committee to act on behalf of the holders of Contingent Value Rights to enforce: (A) the preparation of the Tax Returns by the CVR Committee in accordance with Section 2.6; (B) the filing of such Tax Returns by Parent in accordance with Section 2.6; and (C) the deposit by the Surviving Corporation of the Net Tax Refunds actually received with the CVR Agent in accordance with Section 2.6) and (iii) Section 5.7, which shall be for the benefit of each Indemnified Party, his or her heirs, executors or administrators and his or her representatives following the Effective Time, this Agreement is not intended to confer upon any Person other than the parties any rights or remedies hereunder.

(b) The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with Section 8.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

8.13 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches (or threatened breaches) of this Agreement and seek to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties further agrees not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Each of the parties hereby waives any defenses in any action for specific performance, including the defense that a remedy at Law would be adequate. Each of the parties hereby waive any requirement for the other party to post any bond or other security as a condition to institute any proceeding for specific performance, an injunction or other equitable relief hereunder.

8.14 Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 8.14:

“2012-2 CLO Transaction” means the transactions contemplated by the Indenture, dated as of December 18, 2012, between NewStar Commercial Loan Funding 2012-2 LLC and U.S. Bank National Association, as Trustee, and the other “Transaction Documents” (as defined in such Indenture).

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and any third party containing terms no less favorable to the Company than those contained in the Confidentiality Agreement as determined by the Company in good faith (except that such confidentiality agreement need not have a standstill); provided, however, that such Confidentiality Agreement may contain provisions that permit the Company to comply with Section 5.5.

“Action” means any legal, administrative, arbitral or other suit, proceeding, claim or action, whether civil, criminal or administrative.

“Advisers Act” means the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder by the SEC.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such first Person. As used in this definition, the term “control” (including the terms “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise. For the avoidance of doubt, neither Asset Buyer nor the Fund (as defined in the Asset Purchase Agreement) is, nor shall they be deemed or considered to be, an Affiliate of Parent, Buyer or Merger Sub.

“Assumed Liabilities” has the meaning set forth in the Asset Purchase Agreement.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Client” means any Person to which the Company or any of its Subsidiaries provides investment management or investment advisory services, including any sub-advisory services, relating to loans, securities or other financial instruments, commodities, real estate or any other type of asset, pursuant to an Investment Advisory Agreement; provided that a Client shall not include any Person that is provided such investment management or investment advisory services in connection with any fund that is contemplated to be redeemed or liquidated (or acquired by the Asset Buyer) in connection with the transactions contemplated by the Asset Purchase Agreement. For the avoidance of doubt, “Clients” shall not include the Company or any of its Subsidiaries.

“Client Consent” means, with respect to any Client, any Consent required in respect of such client pursuant to any Investment Advisory Agreement, any Fund Documentation or under the Advisers Act, in each case in connection with the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby and in each case in form and substance reasonably satisfactory to Parent.

“Collateral Management Agreement” means each of the Contracts listed on Section 8.14(a) of the Company Disclosure Letter.

“Consent” means, as the context requires, any consent, approval, notice, authorization, waiver, permit, license, grant, agreement, exemption or order of, or registration, declaration or filing with, any third-party Person, including any Governmental Entity, noteholder, swap counterparty, insurer, rating agency or trustee.

“Consenting Client” means a Client set forth on Section 3.11(a) of the Company Disclosure Letter for which the applicable Client Consent has been obtained (and remains in effect) as of the Closing Date and which, as of the Closing Date, has not terminated, or provided written notice of its intent to terminate, its client relationship with, the Company or any of its Subsidiaries.

“Consenting Client Run Rate Revenue” means aggregate Run Rate Revenue for all Consenting Clients, determined using the date that is one (1) Business Day prior to the anticipated Closing Date as the measurement date; provided that Consenting Client Run Rate Revenue shall be determined excluding any changes in Run Rate Revenue of a Consenting Client resulting from any increases or decreases in assets under management or asset values due to market appreciation or depreciation or currency fluctuations, in each case occurring after the Base Date.

“Contract” means any written or oral contract, agreement, lease, sublease, note, bond, mortgage, indenture, guarantee, option, license, instrument, or other binding obligation or agreement of any kind.

“Dartmouth Assets” means the loans and loan assets listed on Section 5.17(d) of the Company Disclosure Letter, which Section includes the same types of information with respect to the listed loans and loan assets as is set forth in Section 3.17(b) of the Company Disclosure Letter with respect to the Loans Held for Sale.

“Determination” means the final resolution of liability for any Tax for any taxable period, by or as a result of: (a) a final decision, judgment, decree or other order by any court of competent jurisdiction that can no longer be appealed to a court other than the Supreme Court of the United States; (b) a final settlement with the IRS, a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the Code, or a comparable agreement under the Laws of other jurisdictions, which resolves the liability for the Taxes addressed in such agreement for any taxable period; (c) any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund or credit may be recovered by the jurisdiction imposing the Tax; or (d) any other final disposition, including by reason of the expiration of the applicable statute of limitations

“Entity” means a Person that is not a natural person.

“Excluded Assets” has the meaning set forth in the Asset Purchase Agreement.

“Fund” means any collateralized loan obligation issuer, investment fund or credit fund or other pooled investment vehicle or credit vehicle that is a distinct Entity (including any corporation, limited liability company, limited or general partnership, joint venture or trust, and including each separate portfolio or series of any of the foregoing and whether or not dedicated to a single investor).

“Fund Documentation” means, with respect to each Company Fund, all certificates of incorporation, bylaws, certificates of formation, operating agreements, partnership agreements and other similar organizational and governing documents, indentures and any notes, collateral administration, collateral management, and servicing agreements, services agreements, offering memoranda and subscription agreements, in each case, as in effect in respect of such Company Fund.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” means any governmental, legislative, judicial, taxing, administrative, quasi-governmental or self-regulatory organization, authority, agency, stock exchange, court, organization, tribunal, arbitrator, division, commission, minister or instrumentality, or other governmental body, whether foreign or domestic, of any country, nation, republic, federation or similar entity or any state, county, parish, municipality, locality, jurisdiction or other political subdivision thereof.

“Indebtedness” means, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums, and any other fees, expenses, indemnities and other amounts, in each case payable as a result of any change of control, prepayment or discharge) of such Person: (i) for borrowed money (including obligations in respect of drawings under overdraft facilities and obligations under repurchase agreements and reverse repurchase agreements); (ii) evidenced by notes, bonds, debentures or similar instruments; (iii) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business consistent with past practice); (iv) under capital leases (in accordance with GAAP); (v) in respect of letters of credit, standby commitments and bankers’ acceptances, in each case to the extent drawn; (vi) pursuant to any swap, collar or other hedging agreement or any credit default swap, total return swap or other derivative instrument; (vii) required by GAAP to be reflected as indebtedness on a consolidated balance sheet of such Person as of the relevant date prepared in accordance with GAAP; and (viii) any guarantee of any of the foregoing obligations.

“Investment Advisory Agreement” means a Contract under which the Company or any of its Subsidiaries acts as an investment manager, investment adviser, collateral manager or sub-advisor to, or manages any investment or trading account for, any Person.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder by the SEC.

“knowledge” means (i) with respect to the Company, the actual knowledge, after due inquiry (including inquiry to applicable compliance and legal advisors), of any of the individuals listed in Section 8.14(b) of the Company Disclosure Letter and (ii) with respect to Parent, the actual knowledge, after due inquiry, of any of its officers listed in Section 8.14(b) of the Parent Disclosure Letter.

“Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, decree, order, directive, judgment, rule (including risk retention rules), regulation, ruling, stock exchange listing requirement or other requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Liens” means liens, mortgages, pledges, charges, hypothecations, encumbrances, adverse rights or claims, security interests or similar adverse claims.

“Loans Held for Sale” means the loans and loan assets listed on Section 5.17(c) of the Company Disclosure Letter.

“made available” means, except with respect to Section 5.5, that such information, document or material was (a) publicly available on the SEC EDGAR database as of 11:59 p.m. Eastern time on October 13, 2017; or (b) made available for review by Parent or Parent’s Representatives in the virtual data room maintained by the Company with Intralinks in connection with the transactions contemplated by this Agreement as of 3:00 p.m. Eastern time on October 16, 2017.

“Material Adverse Effect” means any event, development, change, effect or occurrence that, individually or in the aggregate with all other events, developments, changes, effects or occurrences, has had or would reasonably be expected to have: (i) a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole (but excluding, for this purpose, the Purchased Assets and the Assumed Liabilities), or (ii) a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby on a timely basis; provided, however, that in determining whether a Material Adverse Effect (solely as contemplated by clause (i) above) has occurred, there shall be excluded any fact, event, development, change, effect or occurrence to the extent resulting from (a) any event, development, change, effect or occurrence in or affecting financial, economic, social or political conditions generally or the securities, credit or financial markets in general, including interest rates or currency exchange rates, or any changes therein, in the United States or elsewhere, (b) any change, event or development affecting the financial services industry generally, (c) the commencement, occurrence or escalation of any war, armed hostilities or acts of terrorism, (d) the occurrence of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters, (e) any adoption, implementation, proposal or change in any applicable Law or GAAP or published interpretations of any of the foregoing, (f) the entry into or the announcement or performance of this Agreement or the Asset Purchase Agreement (as in effect as of the date hereof or as amended, modified or supplemented with the prior consent of Parent) or the transactions contemplated hereby or thereby, including (x) the identity of Parent, Asset Buyer and their respective Affiliates or their announced plans with respect to the conduct of the business of the Company and its Subsidiaries following the Closing and (y) the impact thereof on any relationships of the Company and its Subsidiaries with business partners, present or prospective borrowers or employees (it being understood that this clause (f) shall not apply to the term “Material Adverse Effect” as used in any representation or warranty that expressly addresses the consequences resulting from the entry into or announcement or performance of this Agreement or any action taken by the Company or any of its Subsidiaries pursuant to clause (x) of the first paragraph of Section 5.1 or any comparable provision under the Asset Purchase Agreement), (g) any change in credit ratings or the ratings outlook for the Company or any of its Subsidiaries by any applicable rating agency, (h) any action taken or not taken to which Parent has consented in writing or any action expressly required to be taken by this Agreement or taken at the written request of Parent (it being understood that, with respect to any action expressly required to be taken by this Agreement, this clause (h) shall not apply to the term “Material Adverse Effect” as used in any representation or warranty that expressly addresses the consequences resulting from any action expressly required to be taken by this Agreement), (i) any action expressly required to be taken by the Asset Purchase Agreement as in effect as of the date hereof or as amended, modified or supplemented with the prior consent of Parent (or the failure to take any action that the Asset Purchase Agreement as in effect as of the date hereof or as amended, modified or supplemented with the prior consent of Parent expressly restricts) which shall include, without limitation, any reduction or cessation of loan originations, purchases or securitizations in order to comply with Section 5.1 of the Asset Purchase Agreement or the funding requirements for the financing contemplated by the Debt Commitment Letter (as defined in the Asset Purchase Agreement), (j) the failure of the Company or its Subsidiaries to meet any internal or public projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period ending on or after the date of this Agreement; provided that this clause (j) shall not be construed as implying that the Company is making any representation or warranty with respect to any internal or public projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any future period or (k) changes in the market price or trading volumes of the Company Common Stock or any suspension of trading on NASDAQ generally; provided, however, that the exception in clauses (g), (j) and (k) shall not prevent the underlying facts giving rise or contributing to such change or failure, if not otherwise excluded from the definition of Material Adverse Effect, from being taken into account in determining whether a Material Adverse Effect has occurred; provided further that with respect to clauses (a), (b), (c), (d) and (e), such events, changes, conditions, occurrences or effects shall be taken into account to the extent they disproportionately adversely affect the Company and its Subsidiaries, taken as a whole (but excluding, for this purpose, the Purchased Assets and the Assumed Liabilities), compared to other similarly situated companies in the financial services industry.

“NASDAQ” means the NASDAQ Global Select Market.

“Order” means an injunction, order, writ, directive, judgment, decree, award or regulatory restriction of any Governmental Entity.

“Parent Material Adverse Effect” means, any event, development, change, effect or occurrence that, individually or in the aggregate with all other events, developments, changes, effects or occurrences, has, or would reasonably be expected to prevent or materially delay Parent’s or Merger Sub’s ability to consummate the Merger.

“Permit” means any governmental license, registration, permit, certificate, approval or authorization.

“Permitted Liens” means (i) Liens for Taxes not yet due and payable, that are payable without penalty or that are being contested in good faith and for which adequate reserves have been established, (ii) Liens for assessments or other governmental charges or landlords’, carriers’, warehousemen’s, mechanics’, workers’ or similar Liens incurred in the ordinary course of business consistent with past practice or to secure the performance of tenders, statutory obligations, surety and appeals bonds, bids, leases, Contracts, performance and return of money bonds, and similar obligations, (iii) Liens under applicable securities Laws and (iv) Liens incurred in the ordinary course of business consistent with past practice that are not reasonably likely to adversely interfere in a material way with the use or affect the value of the property or assets encumbered thereby pursuant to activities not prohibited under Section 5.4.

“Person” means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, firm, Governmental Entity, or any other entity or organization or any group (as defined in Section 13(d)(3) of the Exchange Act comprised of two or more of the foregoing).

“Proxy Clearance Date” means the date the SEC (or the staff of the SEC) confirms that it has no further comments on (or that it will not be reviewing) the preliminary Proxy Statement.

“Purchased Assets” has the meaning set forth in the Asset Purchase Agreement.

“Purchased Entity” has the meaning set forth in the Asset Purchase Agreement.

“SEC” means the Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any other Person (i) of which at least a majority of the outstanding voting securities or other voting equity interests, or at least a majority of any other interests having the power to direct or cause the direction of the management and policies of such other Person, are owned, directly or indirectly, by the first Person or its Subsidiary, (ii) with respect to which such first Person or its Subsidiary has the power to elect at least a majority of the board of directors or persons performing similar functions or (iii) with respect to which such first Person or its Subsidiary is a general partner or managing member; provided that no Company Fund shall be considered a Subsidiary of the Company.

“Tax Return” means any return, report, declaration, information return or other document (including any related or supporting information) filed or required to be filed with respect to Taxes, including without limitation all information returns relating to Taxes of third parties, any claims for refunds of Taxes and any amendments or supplements to any of the foregoing.

“Taxes” means (i) all taxes, charges, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including any income, gross receipts, production, escheat, stamp, occupation, premium, excise, property, sales, transfer, franchise, payroll, alternative or add-on minimum, withholding, social security or other taxes; (ii) any interest, penalty, fine, assessment, or additions to the amounts set forth in clause (i); and (iii) any liability in respect of any items described in clauses (i) and (ii) payable by reason of successor, transferee, or other liability, operation of law, Treasury Regulation Section 1.1502-6 or otherwise.

“Transaction Litigation” means any claim or Action (including any class action or derivative litigation) asserted or commenced by any securityholders of the Company, on behalf of or in the name of, against or otherwise involving the Company, the Board of Directors of the Company, any committee thereof and/or any of the Company’s directors or officers relating directly or indirectly to this Agreement, the Asset Purchase Agreement or any transactions contemplated hereby or thereby.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent, Buyer, Merger Sub and the Company have caused this Agreement to be executed by their respective officers hereunto duly authorized as of the date first above written.

NewStar Financial, Inc.

By:	/s/ Timothy J. Conway
Name: Timothy J. Conway
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Buyer, Merger Sub and the Company have caused this Agreement to be executed by their respective officers hereunto duly authorized as of the date first above written.

First Eagle Holdings, Inc.

By:	/s/ Mehdi A. Mahmud
Name: Mehdi A. Mahmud
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Buyer, Merger Sub and the Company have caused this Agreement to be executed by their respective officers hereunto duly authorized as of the date first above written.

FE Holdco, LLC

By:	/s/ Mehdi A. Mahmud
Name: Mehdi A. Mahmud
Title: Chief Executive Officer and President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Buyer, Merger Sub and the Company have caused this Agreement to be executed by their respective officers hereunto duly authorized as of the date first above written.

FE Merger Sub, Inc.

By:	/s/ Mehdi A. Mahmud
Name: Mehdi A. Mahmud
Title: Chief Executive Officer and President

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

NEWSTAR FINANCIAL, INC.

NewStar Financial, Inc., a corporation organized and existing under the laws of the State of Delaware since its original incorporation date of May 27, 2004 (the “Corporation”) under the name “Novus Capital, Inc.,” pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

FIRST:	The name of the Corporation is NewStar Financial, Inc.

SECOND:	The Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801, and the name of its registered agent at such address is: The Corporation Trust Company.

THIRD:	The purpose of the Corporation is to carry on any and all business and to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH:	The total number of shares of stock which this Corporation is authorized to issue is:

One Hundred (100) shares of Common Stock, par value $0.0001 per share.

FIFTH:	In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend or repeal the by-laws of the Corporation (the “By-laws”).

SIXTH:	Elections of directors need not be by written ballot unless the By-laws shall so provide.

SEVENTH:

A.	Limitations on Liability. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit. If the DGCL is amended after the effective date of this Certificate of Incorporation to further eliminate or limit the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be eliminated or limited to the fullest extent permitted by the DGCL. No amendment, modification or repeal of this Article SEVENTH shall adversely affect the rights and protection afforded to a director of the Corporation under this Article SEVENTH for acts or omissions occurring prior to such amendment, modification or repeal.

B.	Indemnification of Directors and Officers. Each person who is or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that such person is or was a director or officer of the Corporation or, while serving as such director or officer, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including, without limitation, service with respect to employee benefit plans, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, and amounts paid in settlement) actually and reasonably incurred by such person in connection therewith if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful, and such indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of such person’s heirs, executors and administrators; provided, however, that, except as provided in the second paragraph of this Part B, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors. The right to indemnification conferred in this section shall be a contract right and shall include the right to be paid by the Corporation for any expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the DGCL requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this section or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

If a claim under the first paragraph of this Part B is not paid in full by the Corporation within twenty (20) days after such claim has been received in writing by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct that make it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Part B shall not be exclusive of, and the Corporation is authorized to honor or provide, any other right that any person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the By-laws, agreement, vote of stockholders or disinterested directors or otherwise, which other right may provide indemnification and advancement in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to the Corporation, its stockholders and others.

C.	Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

D.	Repeal and Modification. Any repeal or modification of the foregoing provisions of this Article SEVENTH shall not adversely affect any right or protection of any director, officer, employee or agent of the Corporation existing at the time of such repeal or modification.

EIGHTH:	The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and to add or insert other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article EIGHTH.

The remainder of this page is intentionally left blank

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been subscribed this      day of     ,          by the undersigned who affirms that the statements made herein are true and correct.

NewStar Financial, Inc.

By:
Name:
Title:

[Signature Page to Amended and Restated Certificate of Incorporation]

EXHIBIT B

AMENDED AND RESTATED BY-LAWS

of

NEWSTAR FINANCIAL, INC.

(the “Corporation”)

1. Stockholders

(a) Annual Meeting. The annual meeting of stockholders shall be held for the election of directors each year at such place, date and time as shall be designated by the Board of Directors. Any other proper business may be transacted at the annual meeting. If no date for the annual meeting is established or said meeting is not held on the date established as provided above, a special meeting in lieu thereof may be held or there may be action by written consent of the stockholders on matters to be voted on at the annual meeting, and such special meeting or written consent shall have for the purposes of these By-laws or otherwise all the force and effect of an annual meeting.

(b) Special Meetings. Special meetings of stockholders may be called by the Chief Executive Officer, if one is elected, or, if there is no Chief Executive Officer, a President, or by the Board of Directors, but such special meetings may not be called by any other person or persons. The call for the meeting shall state the place, date, hour and purposes of the meeting. Only the purposes specified in the notice of special meeting shall be considered or dealt with at such special meeting.

(c) Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a notice stating the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present and vote at such meeting, and, in the case of a special meeting, the purpose or purposes of the meeting, shall be given by the Secretary (or other person authorized by these By-laws or by law) not less than ten (10) nor more than sixty (60) days before the meeting to each stockholder entitled to vote thereat and to each stockholder who, under the Certificate of Incorporation or under these By-laws is entitled to such notice. If mailed, notice is given when deposited in the mail, postage prepaid, directed to such stockholder at such stockholder’s address as it appears in the records of the Corporation. Without limiting the manner by which notice otherwise may be effectively given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the Delaware General Corporation Law (the “DGCL”).

If a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place, if any, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken, except that if the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(d) Quorum. The holders of a majority in interest of all stock issued, outstanding and entitled to vote at a meeting, present in person or represented by proxy, shall constitute a quorum. Any meeting may be adjourned from time to time by a majority of the votes properly cast upon the question, whether or not a quorum is present. The stockholders present at a duly constituted meeting may continue to transact business until adjournment notwithstanding the withdrawal of enough stockholders to reduce the voting shares below a quorum.

(e) Voting and Proxies. Except as otherwise provided by the Certificate of Incorporation or by law, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by either written proxy or by a transmission permitted by Section 212(c) of the DGCL, but no proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period or is irrevocable and coupled with an interest. Proxies shall be filed with the Secretary of the meeting, or of any adjournment thereof. Except as otherwise limited therein, proxies shall entitle the persons authorized thereby to vote at any adjournment of such meeting.

(f) Action at Meeting. When a quorum is present, any matter before the meeting shall be decided by vote of the holders of a majority of the shares of stock voting on such matter except where a larger vote is required by law, by the Certificate of Incorporation or by these By-laws. Any election of directors by stockholders shall be determined by a plurality of the votes cast, except where a larger vote is required by law, by the Certificate of Incorporation or by these By-laws. The Corporation shall not directly or indirectly vote any share of its own stock; provided, however, that the Corporation may vote shares which it holds in a fiduciary capacity to the extent permitted by law.

(g) Presiding Officer. Meetings of stockholders shall be presided over by the Chairman of the Board, if one is elected, or in his or her absence, the Vice Chairman of the Board, if one is elected, or if neither is elected or in their absence, a President. The Board of Directors shall have the authority to appoint a temporary presiding officer to serve at any meeting of the stockholders if the Chairman of the Board, the Vice Chairman of the Board or a President is unable to do so for any reason.

(h) Conduct of Meetings. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the presiding officer of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding officer of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the presiding officer of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

(i) Action without a Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted by law to be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office, by hand or by certified mail, return receipt requested, or to the Corporation’s principal place of business or to the officer of the Corporation having custody of the minute book. Every written consent shall bear the date of signature and no written consent shall be effective unless, within sixty (60) days of the earliest dated consent delivered pursuant to these By-laws, written consents signed by a sufficient number of stockholders entitled to take action are delivered to the Corporation in the manner set forth in these By-laws. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

(j) Stockholder Lists. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Nothing contained in this Section 1(j) shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting in the manner provided by law. The list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law.

2. Directors

(a) Powers. The business of the Corporation shall be managed by or under the direction of a Board of Directors who may exercise all the powers of the Corporation except as otherwise provided by law, by the Certificate of Incorporation or by these By-laws. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board until the vacancy is filled.

(b) Number and Qualification. Unless otherwise provided in the Certificate of Incorporation or in these By-laws, the number of directors which shall constitute the whole board shall be determined from time to time by resolution of the Board of Directors. Directors need not be stockholders.

(c) Vacancies; Reduction of Board. A majority of the directors then in office, although less than a quorum, or a sole remaining Director, may fill vacancies in the Board of Directors occurring for any reason and newly created directorships resulting from any increase in the authorized number of directors. In lieu of filling any vacancy, the Board of Directors may reduce the number of directors.

(d) Tenure. Except as otherwise provided by law, by the Certificate of Incorporation or by these By-laws, directors shall hold office until their successors are elected and qualified or until their earlier resignation or removal. Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

(e) Removal. To the extent permitted by law, a director may be removed from office with or without cause by vote of the holders of a majority of the shares of stock entitled to vote in the election of directors.

(f) Meetings. Regular meetings of the Board of Directors may be held without notice at such time, date and place as the Board of Directors may from time to time determine. Special meetings of the Board of Directors may be called, orally or in writing, by the Chief Executive Officer, if one is elected, or, if there is no Chief Executive Officer, the President, or by two or more Directors, designating the time, date and place thereof. Directors may participate in meetings of the Board of Directors by means of conference telephone or other communications equipment by means of which all directors participating in the meeting can hear each other, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting.

(g) Notice of Meetings. Notice of the time, date and place of all special meetings of the Board of Directors shall be given to each director by the Secretary, or Assistant Secretary, or in case of the death, absence, incapacity or refusal of such persons, by the officer or one of the directors calling the meeting. Notice shall be given to each director in person, by telephone, or by facsimile, electronic mail or other form of electronic communications, sent to such director’s business or home address at least twenty-four (24) hours in advance of the meeting, or by written notice mailed to such director’s business or home address at least forty-eight (48) hours in advance of the meeting.

(h) Quorum. At any meeting of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business. Less than a quorum may adjourn any meeting from time to time and the meeting may be held as adjourned without further notice.

(i) Action at Meeting. At any meeting of the Board of Directors at which a quorum is present, unless otherwise provided in the following sentence, a majority of the directors present may take any action on behalf of the Board of Directors, unless a larger number is required by law, by the Certificate of Incorporation or by these By-laws. So long as there are two (2) or fewer Directors, any action to be taken by the Board of Directors shall require the approval of all Directors.

(j) Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all members of the Board of Directors consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the records of the meetings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

(k) Committees. The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, establish one or more committees, each committee to consist of one or more directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval or (ii) adopting, amending or repealing any provision of these By-laws.

Except as the Board of Directors may otherwise determine, any such committee may make rules for the conduct of its business, but in the absence of such rules its business shall be conducted so far as possible in the same manner as is provided in these By-laws for the Board of Directors. All members of such committees shall hold their committee offices at the pleasure of the Board of Directors, and the Board may abolish any committee at any time.

3. Officers

(a) Enumeration. The officers of the Corporation shall consist of one or more Presidents (who, if there is more than one, shall be referred to as Co-Presidents), a Treasurer, a Secretary, and such other officers, including, without limitation, a Chief Executive Officer and one or more Vice Presidents (including Executive Vice Presidents or Senior Vice Presidents), Assistant Vice Presidents, Assistant Treasurers and Assistant Secretaries, as the Board of Directors may determine. The Board of Directors may elect from among its members a Chairman of the Board and a Vice Chairman of the Board. The Board of Directors may appoint, or empower the Chief Executive Officer or a President to appoint, such other officers and agents as the business of the Corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these By-laws or as the Board of Directors may from time to time determine.

(b) Appointment. The officers of the Corporation, except such officers as may be appointed in accordance with the last sentence of Section 3(a), shall be appointed by the Board of Directors, subject to the rights, if any, of an officer under any contract of employment.

(c) Qualification. No officer need be a stockholder or Director. Any two (2) or more offices may be held by the same person.

(d) Tenure. Each of the officers of the Corporation shall hold office at the pleasure of the Board of Directors and until such officer’s successor is elected and qualified or until such officer’s earlier resignation or removal. Any officer may resign by delivering his or her written resignation to the Corporation, and such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

(e) Removal. The Board of Directors may remove any officer with or without cause by a vote of a majority of the directors then in office.

(f) Chairman of the Board and Vice Chairman. Unless otherwise provided by the Board of Directors, the Chairman of the Board of Directors, if one is elected, shall preside, when present, at all meetings of the stockholders and the Board of Directors. The Chairman of the Board shall have such other powers and shall perform such duties as the Board of Directors may from time to time designate.

Unless otherwise provided by the Board of Directors, in the absence of the Chairman of the Board, the Vice Chairman of the Board, if one is elected, shall preside, when present, at all meetings of the stockholders and the Board of Directors. The Vice Chairman of the Board shall have such other powers and shall perform such duties as the Board of Directors may from time to time designate.

(g) Chief Executive Officer. The Chief Executive Officer, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

(h) Presidents. The Presidents shall, subject to the direction of the Board of Directors, each have general supervision and control of the Corporation’s business and any action that would typically be taken by a President may be taken by any Co-President. If there is no Chairman of the Board or Vice Chairman of the Board, a President shall preside, when present, at all meetings of stockholders and the Board of Directors. The Presidents shall have such other powers and shall perform such duties as the Board of Directors may from time to time designate.

(i) Vice Presidents and Assistant Vice Presidents. Any Vice President (including any Executive Vice President or Senior Vice President) and any Assistant Vice President shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

(j) Treasurer and Assistant Treasurers. The Treasurer shall, subject to the direction of the Board of Directors, have general charge of the financial affairs of the Corporation and shall cause to be kept accurate books of account. The Treasurer shall have custody of all funds, securities, and valuable documents of the Corporation, except as the Board of Directors may otherwise provide. The Treasurer shall have such other powers and shall perform such duties as the Board of Directors may from time to time designate.

Any Assistant Treasurer shall have such powers and perform such duties as the Board of Directors may from time to time designate.

(k) Secretary and Assistant Secretaries. The Secretary shall record the proceedings of all meetings of the stockholders and the Board of Directors (including committees of the Board) in books kept for that purpose. In the absence of the Secretary from any such meeting an Assistant Secretary, or if such person is absent, a temporary secretary chosen at the meeting, shall record the proceedings thereof. The Secretary shall have charge of the stock ledger (which may, however, be kept by any transfer or other agent of the Corporation) and shall have such other duties and powers as may be designated from time to time by the Board of Directors.

Any Assistant Secretary shall have such powers and perform such duties as the Board of Directors may from time to time designate.

(l) Other Powers and Duties. Subject to these By-laws, each officer of the Corporation shall have in addition to the duties and powers specifically set forth in these By-laws, such duties and powers as are customarily incident to such officer’s office, and such duties and powers as may be designated from time to time by the Board of Directors.

4. Capital Stock

(a) Certificates of Stock. To the extent certificated, each stockholder shall be entitled to a certificate of the capital stock of the Corporation in such form as may from time to time be prescribed by the Board of Directors. Such certificate shall be signed by a President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary. Such signatures may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the time of its issue. Every certificate for shares of stock which are subject to any restriction on transfer and every certificate issued when the Corporation is authorized to issue more than one class or series of stock shall contain such legend with respect thereto as is required by law. The Corporation shall be permitted to issue fractional shares. The Board of Directors may, in its sole description, determine that all or any class or series of capital stock shall not be in certificated form.

(b) Transfers. Subject to any restrictions on transfer, shares of stock may be transferred on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate therefor (to the extent certificated) properly endorsed or accompanied by a written assignment or power of attorney properly executed, with transfer stamps (if necessary) affixed, and with such proof of the authenticity of signature as the Corporation or its transfer agent may reasonably require.

(c) Record Holders. Except as may otherwise be required by law, by the Certificate of Incorporation or by these By-laws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect thereto, regardless of any transfer, pledge or other disposition of such stock, until the shares have been transferred on the books of the Corporation in accordance with the requirements of these By-laws.

It shall be the duty of each stockholder to notify the Corporation of such stockholder’s post office address.

(d) Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not precede the date on which it is established, and which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, more than ten (10) days after the date on which the record date for stockholder consent without a meeting is established, nor more than sixty (60) days prior to any other action. In such case only stockholders of record on such record date shall be so entitled notwithstanding any transfer of stock on the books of the Corporation after the record date.

If no record date is fixed, (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, (ii) the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in this state, to its principal place of business, or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded, and (iii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(e) Lost Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

5. Indemnification

(a) The Corporation shall have power to indemnify its directors, executive officers, other officers, employees and other agents as set forth in the Certificate of Incorporation and the DGCL.

6. Miscellaneous Provisions

(a) Fiscal Year. Except as otherwise determined by the Board of Directors, the fiscal year of the Corporation shall end on December 31 of each year.

(b) Seal. The Board of Directors shall have power to adopt and alter the seal of the Corporation.

(c) Execution of Instruments. Subject to any limitations which may be set forth in a resolution of the Board of Directors, all deeds, leases, transfers, contracts, bonds, notes and other obligations to be entered into by the Corporation in the ordinary course of its business without director action may be executed on behalf of the Corporation by, a President, or by any other officer, employee or agent of the Corporation as the Board of Directors may authorize.

(d) Voting of Securities. Unless the Board of Directors otherwise provides, a President, any Vice President or the Treasurer or the Secretary may waive notice of and act on behalf of this Corporation, or appoint another person or persons to act as proxy or attorney in fact for this Corporation with or without discretionary power and/or power of substitution, at any meeting of stockholders or shareholders of any other corporation or organization, any of whose securities are held by this Corporation.

(e) Resident Agent. The Board of Directors may appoint a resident agent upon whom legal process may be served in any action or proceeding against the Corporation.

(f) Corporate Records. The original or attested copies of the Certificate of Incorporation, By-laws and records of all meetings of the incorporators, stockholders and the Board of Directors and the stock and transfer records, which shall contain the names of all stockholders, their record addresses and the amount of stock held by each, shall be kept at the principal office of the Corporation, at the office of its counsel, or at an office of its transfer agent.

(g) Certificate of Incorporation. All references in these By-laws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the Corporation, as amended and in effect from time to time.

(h) Amendments. The By-laws may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the Corporation may, in its Certificate of Incorporation, confer the power to adopt, amend or repeal the By-laws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal By-laws.

(i) Waiver of Notice. Whenever notice is required to be given under any provision of these By-laws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting needs to be specified in any written waiver or any waiver by electronic transmission.

(j) Forum for Adjudication of Disputes. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, or (d) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 6(j).